SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-195376) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

1.	Cautionary Statements Concerning Forward-Looking Information.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embraer S.A. for the three Months ended March 31, 2013 and 2014.

3.	Condensed Consolidated Interim Financial Statements of Embraer S.A. for the Three Months ended March 31 31, 2013 and 2014 and notes thereto.

4.	Awareness Letter from Embraer S.A.'s Independent Registered Public Accounting Firm.

Exhibit 1

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This report on Form 6-K includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include, but are not limited to, statements about the current conditions and future trends in the airline industry and executive jet market, our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of our management, and other matters.

These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	our ability to generate sufficient cash flow to service all of our current and future indebtedness;

•	general economic, political and business conditions, both in Brazil and in other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect on our revenues changes to the defense budgets of the Brazilian federal government or other national governments;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500) and our defense aircraft;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation impacting our operations;

•	our relationship with our workforce; and

•	other risk factors discussed under the heading “Item 3D- Risk Factors” in our 2013 Form 20-F; and
•	other risk factors discussed under “Risk Factors” in our Form F-3 Filed June 24, 2014 (File No. 333-195376).

The words “believe,” “may,” “will,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

  Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2014 and 2013. Unless otherwise specified herein, references to “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. You should read this section in conjunction with our unaudited condensed consolidated interim financial statements and related notes included elsewhere in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Special Note Regarding Forward-Looking Statements” included in  our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Presentation of Financial and Other Information

Our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2013 and 2014 included in this Form 6-K have been prepared in conformity with International Accounting Standards - IAS 34, as issued by the International Accounting Standards Board, or IASB, for interim financial reporting.

After analyzing our operations and businesses with regard to the applicability of International Accounting Standards, or IAS, 21 – “The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that our functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (1) the currency that mainly influences the sale prices of our goods and services, (2) the currency of the countries whose competitive forces mainly determine the sale prices of our goods and services, (3) the currency that mainly influences prices of raw materials and other costs involved in providing our goods and services, (4) the currency in which the funds for financial operations are principally obtained, and (5) the currency in which revenue from operations is usually received. Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which such subsidiary operates. Our unaudited condensed consolidated interim financial statements included elsewhere in this report on Form 6-K are presented in U.S. dollars, which is our presentation currency. Our financial statements and financial data presented herein and prepared in accordance with IFRS do not reflect the effects of inflation.

In our unaudited condensed consolidated interim financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, in 2008 certain changes to the accounting principles in Brazil, as well as other changes to the accounting practices adopted in Brazil, or Brazilian GAAP, were introduced by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board), and became effective in 2010. These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP have impacted our parent company financial statements and the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect on our unaudited condensed consolidated interim  financial statements prepared in accordance with IFRS that are included elsewhere in this report on Form 6-K.

Brazilian Economic Environment

Despite recent signs of economic recovery, the global economic slowdown which began in 2008, including the events negatively affecting the commercial and executive airline industry and the U.S., has adversely affected the global and Brazilian economies and securities markets, and has resulted in:

•       increased volatility in the market price of securities;

•       significant decline in corporate earnings estimates;

•       substantial losses in important industries, including the air transport and insurance industries; and

•       significant erosion of consumer confidence.

As discussed below, any uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian federal government changing existing laws or regulations or imposing new ones, and/or the of the Central Bank of Brazil, or Central Bank, changing base interest rates, which could adversely affect our operations.

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian federal government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian federal government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian federal government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging-market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the recent uncertainty in the economies of U.S. and other Organization for Economic Co-operation and Development, or OECD, countries caused a retraction of credit on a worldwide basis, significant volatility in the international capital markets (including Brazil) and diminished investor interest in securities of Brazilian issuers, including ours. Crises in other emerging-market countries also have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

In the three-month period ended March 31, 2014, Brazil’s gross domestic product, or GDP, increased by 1.9% compared to the same period in 2013. The real  depreciated 12.4% against the U.S. dollar during the same period, reaching R$2.263 per US$1.00 on March 31, 2014. The Central Bank further increased the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded in the Sistema Especial de Liquidação e Custódia (Special System for Settlement and Custody ), or SELIC, to 10.75% as of March 31, 2014.  Inflation, as measured by the Índice Nacional de Preços ao Consumidor Amplo (Consumer Price Index, or IPCA, was 6.15% in the 12 months ending March 31, 2014 and the average daily interbank deposit rate in Brazil (Certificado de Depósito Interbancário), or CDI, was 10.3% in the same period.

According to the Focus report published by the Central Bank on May 30, 2014, positive growth of 1.5% is estimated for Brazilian GDP in 2014, and an inflation rate of 6.5% is expected for the same year. In 2014, we expect to deliver between 92 and 97 commercial jets, 80 to 90 light executive jets, and 25 to 30 large executive jets. According to our revenue guidance, we expect to generate total revenues of US$6.0 billion to US$6.5 billion, with US$3.2 billion to US$3.4 billion in Commercial Aviation, US$1.5 billion to US$1.7 billion in Executive Jets, US$1.2 billion to US$1.3 billion in Defense & Security and US$100 million in Other Related Businesses. Our 2014 EBIT and EBIT margin guidance is for US$540 million to US$620 million and 9% to 9.5%, respectively. Our 2014 EBITDA and EBITDA margin guidance is for US$780 million to US$910 million and 13% to 14%, respectively. We expect total investments for 2014 of US$650 million, with US$80 million in Research Expense, US$320 million in Development Costs, and US$250 million in Capital Expenditures.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real  Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. Inflation and exchange-rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange-rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real  devalues against the U.S. dollar and increases when the real  appreciates. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

Industry Information

According to data provided by the International Air Transport Association, or IATA, global air travel markets continues to signal growth. In April 2014, revenue passenger kilometers, or RPKs, were up 7.5% compared to April 2013.

International air travel also expanded, with all regions recording acceleration, rising 8.5% worldwide in April 2014 compared to April 2013, well above growth in March 2014 at 2.6%, which suggests some rebound to prior weakness in the growth trend.

Critical Accounting Estimates

The preparation of our financial statements in conformity with IFRS requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments and guarantees on the statement of financial position dates and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

See “Item 5A Operating Results−Critical Accounting Estimates” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014 for a description of estimates and assumptions that may cause a risk of material adjustment to the carrying amounts of assets and liabilities, including how management forms its judgments about future events, the variables and assumptions underlying those estimates and the sensitivity of those judgments to different variables and conditions.

Principal Operating Data

The following chart sets forth statistical data for our deliveries and backlog of our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5A.  Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

	At and for the three months ended March 31,
Commercial Aviation	2014	2013
Deliveries	14	17
ERJ 145	0	0
EMBRAER 170	1	1
EMBRAER 175	8	2
EMBRAER 190	4	8
EMBRAER 195	1	6
Defense & Security(1)
Deliveries	0	0
Executive Jets
Deliveries	20	12
Other Operating Information
Total Backlog (in millions)	US$19.2	US$13.3

(1)           Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

The following table summarizes our order book for the Commercial Aviation segment at March  31, 2014. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$19.2 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMBRAER E170	188	26	188	-
EMBRAER E175	375	372	195	180
EMBRAER E190	568	163	500	68
EMBRAER E195	145	22	129	16
EMBRAER 175 –E2	100	100	-	100
EMBRAER 190 -E2	50	50	-	50
EMBRAER 195 - E2	50	50	-	50

Principal Components of Our Statement of Income

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars.  In the three months ended March 31, 2014, total Defense & Security revenue included 61% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 39% denominated in Brazilian reais.  In addition, we generate revenue from our Other Related Businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, such as crop dusters, which are also referred to as light aircraft.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery.  Depending on the specific terms of the purchase agreement and the aircraft sold, prior to delivery we typically receive a deposit of up to 20% of the purchase price for our small executive jets and between 20% to 70% of the purchase price for our large executive jets. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery.  Payments in advance of delivery are recorded under advances from customers as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. See “Item 5A.—Operating Results—Critical Accounting Estimates—Sales and Other Operating Revenues” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which is based on a mix of indices related to raw material and labor costs. The deposits, progress payments and option payments are nonrefundable for the most part. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

We recognize revenue from the sale of our defense aircraft, including the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•      Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•      Labor. These costs comprise salaries and related charges primarily in Brazilian reais.

•      Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

•      Amortization. Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

In accordance with the accounting standard for contingencies, we accrue a liability for the obligations associated with product warranties at the aircraft delivery date, which is estimated based on historical experience and recorded in cost of sales and services.

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

Recent Developments

We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. We currently maintain our estimates to deliver 92 to 97 commercial aircraft, 80 to 90 light executive jets and 25 to 30 large executive jets during 2014.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	Three Months Ended March 31,
	2014	2013
	(in US$ millions)
Revenue
Commercial aviation	555.3	639.6
Executive jets	267.4	175.3
Defense & Security	394.3	251.7
Other related businesses	25.3	19.3
Total	1,242.3	1,085.9
Cost of sales and services
Commercial aviation	(431.9)	(489.2)
Executive jets	(249.1)	(140.2)
Defense & Security	(282.2)	(204.9)
Other related businesses	(10.2)	(10.7)
Total	(973.4)	(845.0)
Gross profit
Commercial aviation	123.4	150.4
Executive jets	18.3	35.1
Defense & Security	112.1	46.8
Other related businesses	15.1	8.6
Total	268.9	240.9
Operating expenses
Commercial aviation	(89.1)	(105.8)
Executive jets	(46.9)	(56.3)
Defense & Security	(38.3)	(37.2)
Other related businesses	(2.5)	(2.0)
Total	(176.8)	(201.3)
Operating profit before finance income (expense)	92.1	39.6

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

	Three Months Ended March 31,
Consolidated Statements of Income	2014		2013
	(in US$ millions, except percentages)
Revenue	1,242.3	100%	1,085.9	100%
Cost of sales and services	(973.4)	78.4	(845.0)	77.8
Gross profit	268.9	21.6	240.9	22.2
Operating income (expense)	(176.8)	14.2	(201.3)	18.5
Administrative	(47.5)	3.8	(53.3)	4.9
Selling	(92.4)	7.4	(108.1)	9.9
Research	(9.3)	0.8	(21.4)	1.9
Other operating income (expense), net	(27.6)	2.2	(18.4)	1.7
Equity in losses of associates	-	-	(0.1)	-
Operating profit before financial income (expense)	92.1	7.4	39.6	3.6
Financial expenses, net	2.9	0.2	(7.4)	0.7
Foreign exchange gain (loss), net	(0.4)	-	0.5	-
Profit before taxes on income	94.6	7.6	32.7	3.0
Income taxes expense (benefit)	17.7	1.4	(2.3)	0.2
Net income	112.3	9.0	30.4	2.8

Three Months Ended March 31, 2014 Compared with Three Months Ended March 31, 2013

Revenue

Revenue increased 14.4% to US$1,242.3 million in the three months ended March 31, 2014, from US$1,085.9 million in the three months ended March 31, 2013, mainly due to a higher volume of jet deliveries coupled with a 56.7% increase in revenues in the Defense & Security segment, which grew to US$394.3 million in the three months ended March 31, 2014 from US$251.7 million in the three months ended March 31, 2013. During the same period, Executive Jets revenues increased 52.5% to US$267.4 million in the three months ended March 31, 2014, from US$175.3 million in the three months ended March 31, 2013, and Other Related Businesses segment revenues increased 31.1% to US$25.3 million in the three months ended March 31, 2014, from US$19.3 million in the three months ended March 31, 2013. These gains were partially offset by a decrease in revenues in the Commercial Aviation segment, which declined 13.2% to US$555.3 million in the three months ended March 31, 2014 from US$639.6 million in the three months ended March 31, 2013.

Commercial Aviation revenues declined in the three months ended March 31, 2014, principally due to a lower level of deliveries during the period compared to the three months ended March 31 2013, representing a decrease of 13.2%. In the three months ended March 31, 2014, the Commercial Aviation segment delivered 14 commercial aircraft, compared to 17 aircraft in the three months ended March 31, 2013, with a less favorable product mix, as a result of a higher proportion of smaller E175 jets delivered relative to E190 and E195 models.

The increase in Executive Jets segment revenues in the three months ended March 31, 2014 is largely driven by an increase in the number of executive jets delivered during the period, as compared to the three months ended March 31, 2013. During the three months ended March 31, 2014, we delivered 20 executive jets (17 light jets and 3 large jets) compared to deliveries of 12 executive jets (8 light jets and 4 large jets) in the three months ended March 31, 2013,  representing an increase of 66.7%.  This increase in deliveries was partially offset by a slightly less positive product mix of large jet deliveries during the period (15.0% in the three months ended March 31, 2014, compared to 33.3% in the three months ended March 31, 2014).

Defense & Security segment revenues are accounted for under the percentage-of-completion method. During the three months ended March 31, 2014, we continued to execute under our contracts with the Brazilian federal government, specifically through the KC-390 development program as well as the Integrated Border Monitoring System (SISFRON) and the Geostationary Defense and Communications Satellite programs.

Cost of Sales and Services

Cost of sales and services increased 15.2% to US$973.4 million in the three months ended March 31, 2014 from US$845.0 million in the three months ended March 31, 2013. This 15.2% increase in cost of sales was slightly higher than the 14.4% growth in revenues over the same period, effectively driving our cost of sales and services as a percentage of revenues higher in the three months ended March 31, 2014, to 78.4% compared to 77.8%  in the three months ended March 31, 2013. The increase in our cost of sales and services is mainly a result of a less favorable product and services mix in the three months ended March 31, 2014, combined with inflation in direct labor costs, partially offset by ongoing efforts to improve productivity and efficiency, the appreciation of the dollar against the real, and the stimulus packages implemented in Brazil.

Cost of sales and services in the Commercial Aviation segment decreased 11.7%, to US$431.9 million in the three months ended March 31, 2014 from US$489.2 million in the three months ended March 31, 2013. The decrease in cost of sales and services was lower than the 13.2% decrease in revenues in this segment due to a less favorable product and services mix coupled with lower operating leverage on a decline of commercial aircraft deliveries in the three months ended March 31, 2014. The impact of these factors was only partially offset by the appreciation of the dollar against the real, ongoing efforts to improve productivity, and the stimulus packages implemented in Brazil.  Gross margin in the Commercial Aviation segment declined from 23.5% in the three months ended March 31, 2013 to 22.2% in the three months ended March 31, 2014.

Cost of sales and services in the Executive Jets segment increased 77.7%, to US$249.1 million in the three months ended March 31, 2014, from US$140.2 million in in the three months ended March 31, 2013. The increase in cost of sales and services in this segment increased more than the 52.5% increase in revenues in the three months ended March 31, 2014, representing a shift to a less favorable product mix (as we delivered less large planes) as well as delivery of some aircraft at less favorable prices. This impact was partially offset by the appreciation of the dollar against the real  as well as stimulus packages implemented in Brazil and our efforts to improve productivity and efficiency.

Cost of sales and services in the Defense & Security segment increased 37.7%, to US$282.2 million in the three months ended March 31, 2014, from US$204.9 million in the three months ended March 31, 2013. The increase in cost of sales and services was lower than the 56.7% increase in revenues in the three months ended March 31, 2014, driven primarily by progress made on certain contracts as well as a more favorable revenue and product mix delivered in the three months ended March 31, 2014.

Cost of sales and services in Other Related Businesses decreased 4.7%, to US$10.2 million in the three months ended March 31, 2014, from US$10.7 million in the three months ended March 31, 2013, while revenues for this segment increased 31.1%.

Gross Profit

As a result of the aforementioned factors, our gross profit increased 11.6%, to US$268.9 million in the three months ended March 31, 2014, from US$240.9 million in the three months ended March 31, 2013. Our gross margin decreased slightly to 21.6% in the three months ended March 31, 2014 from  22.2% in the three months ended March 31, 2013 due to the same aforementioned factors.

Operating Income (Expense)

As further discussed below, operating expenses decreased 12.2%, to US$176.8 million in the three months ended March 31, 2014, from US$201.3 million in the three months ended March 31, 2013. Operating expense as a percentage of revenues decreased to 14.2% in the three months ended March 31, 2014 from 18.5% in the three months ended March 31, 2013.

Administrative. Administrative expenses decreased 10.9%, to US$47.5 million in the three months ended March 31, 2014, from US$53.3 million in the three months ended March 31, 2013, due mainly to the appreciation of the dollar against the real, as well as ongoing efforts to improve productivity and efficiency.

Selling. Selling expenses decreased 14.5%, to US$92.4 million in the three months ended March 31, 2014, compared to US$108.1 million in the three months ended March 31, 2013. The decline in selling expenses is due to the appreciation of the dollar against the real  as well as a focus on expense controls.

Research. Research expenses declined 56.5%, to US$9.3 million in the three months ended March 31, 2014, from US$21.4 million in the three months ended March 31, 2013. The decrease in this expense is primarily explained by the launch of the E2 second generation E-Jets program in June 2013, in which program costs are now capitalized to intangible assets instead of recognized as research expenses, following approval by our Board of Directors of the economic viability of the program.

Other operating (expense) income, net. Other expense, net increased 50.0%, to US$27.6 million in the three months ended March 31, 2014, from US$18.4 million in the three months ended March 31, 2013, mainly due to increased taxes levied on the transfer of money out of Brazil in connection with payments under guarantee obligations.

Equity in loss of associates. Results from equity in loss of associates in the three months ended March 31, 2014 were US$0.0 million, compared to US$0.1 million in losses in the three months ended March 31, 2013.

Operating Profit Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit increased 132.6%, to US$92.1 million in the three months ended March 31, 2014, from US$39.6 million in the three months ended March 31, 2013. Our operating margin increased to 7.4% in the three months ended March 31, 2014, from 3.6% in the three months ended March 31, 2013.

As mentioned above regarding cost of sales and services and operating income (expense), the operating profit by segment in the three months ended March 31, 2014, for the Commercial Aviation, Defense & Security and Other Related Businesses segments was US$34.3 million, US$73.8 million, and US$12.6 million, respectively, while the Executive Jets segment reported an operating expense of US$28.6 million. In the three months ended March 31, 2013, the operating profit for these segments was US$44.6 million,  US$9.6 million, and US$6.6 million, respectively, while the Executive Jets segment reported an operating expense of US$21.2 million. See Note 20 to our unaudited condensed consolidated interim financial statements for operating profit by segment.

Financial income (expense), net

Financial expense, net improved from an expense of US$7.4 million in the three months ended March 31, 2013 to income of US$2.9 million in the three months ended March 31, 2014. The improvement in financial expense, net is due principally to better cash management and an improvement in the value of provisioned residual value guarantee obligations.

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net varied to a loss of US$0.4 million in the three months ended March 31, 2014 from a gain of US$0.5 million in the three months ended March 31, 2013, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income increased 189.3%, to US$94.6 million in the three months ended March 31, 2014, from US$32.7 million in the three months ended March 31, 2013.

Income tax benefit (expense)

Income taxes improved from an expense of US$2.3 million in the three months ended March 31, 2013, to an income of US$17.7 million in the three months ended March 31, 2014. This variation was mainly due to  the effect of foreign exchange variation from January 1, 2014 to March 31, 2014, during which time the real  appreciated 3.4% and generated a deferred income tax credit on non-monetary assets.

Our effective tax rate in the three months ended March 31, 2014 was negative 18.7% as compared to 7.0% in the three months ended March 31, 2013.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes increased 269.4%, to US$112.3 million in the three months ended March 31, 2014, from US$30.4 million in the three months ended March 31, 2013. As a percent of revenue, net income after taxes was 9.0% in the three months ended March 31, 2014, compared to 2.8% in the three months ended March 31, 2013.

Accounting Pronouncements Not Yet Adopted

                For a description of recently issued accounting pronouncements, see Note 4 to our consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Research

We incur research expenses related to the creation of new technologies that may be applied to our aircraft in the future.  Such expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards.  Under IFRS, research costs are expensed as incurred in the research line item of our statement of income.

In 2014, we expect to invest approximately US$80 million in our research activities, compared to US$74.7 million in research expenses in 2013. Of the total expected  research costs for 2014, we have already spent US$9.3 million at March 31, 2014, compared to US$21.4 million during the same period in 2013.

Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from research, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4C. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4C. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options,” both in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014 and “—Credit Facilities and Lines of Credit” below.

As of the date of this report on Form 6-K, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300 and the Lineage 1000 executive jets, (2) further develop our new Legacy 450/500 executive jets, (3) further develop the E2 jet family, (4) make other planned capital expenditures and (5) pay dividends and interest on shareholders’ equity.  At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Net Cash Used by Operating Activities and Working Capital

Three Months Ended March 31, 2014 Compared with Three Months Ended March 31, 2013

In the three months ended March 31, 2014, net cash used by operating activities was US$300.4 million, compared to US$369.7 million of net cash used in the three months ended March 31, 2013. This decrease in the outflow of cash used by operating activities in the three months ended March 31, 2014  is primarily a result of (i) a decrease in cash used in connection with financial investments, which are short-term investments with maturity greater than three months that we use in our regular operations, to US$51.4 million used in the three months ended March 31, 2014, from US$297.2 million in the three months ended March 31, 2014 and (ii) variations related to financial guarantees, which involved an outflow of US$4.4 million in the three months ended March 31, 2014 compared to an outflow of US$120.7 million in the three months ended March 31, 2013. These decreases in outflows were partially offset by an increase in collateralized accounts receivable and accounts receivable, which involved an outflow of US$118.0 million in the three months ended March 31, 2014 compared to US$11.1 million in the three months ended March 31, 2013.

We had working capital of US$2,885.0 million as of March 31, 2014 and US$ 2,720.4 million as of March 31, 2013. Our working capital remained relatively stable in the three months ended March 31, 2014, as increases in inventories and trade accounts receivable, net were partially offset by increases in advances from customers and other payables.

Net Cash Used in Investing Activities

Three Months Ended March 31, 2014 Compared with Three Months Ended March 31, 2013

In the three months ended March 31, 2014, net cash used in investing activities was US$130.9 million, compared to net cash used in investing activities of US$118.9 million in the three months ended March 31, 2013.

Net cash used in investing activities in the three months ended March 31, 2014 increased as a result of higher outflows related to additions to intangible assets, to US$83.3 million in the three months ended March 31, 2014 from US$67.7 million in the three months ended March 31, 2013, which was partially offset by a slight decrease in outflows related to additions to property, plant and equipment, to US$47.6 million in the three months ended March 31, 2014 (of which US$36.8 was attributable to capital expenditures and US$10.8 million was attributable to cash used in connection with our spare parts program) compared to US$50.4 million in the three months ended March 31, 2013.  Of our total recorded capital expenditures in the three months ended March 31, 2014, US$31.0 million related to certain pre-contracted capital expenditures for equipment and facilities, particularly from our Defense & Security segment, and, therefore, are not considered in calculating our 2014 capital expenditure outlook.

 In three months ended March 31, 2014, similar to the three months ended March 31, 2013, we did not spend any amounts in connection with business acquisitions or the acquisition of non-controlling interests in any companies.

In 2014, we expect to invest approximately US$650 million in capital expenditures for research, product development and property, plant and equipment. Of this amount, approximately US$400 million will be invested in our research and product development activities, exclusive of contributions of risk-sharing partners, and US$250 million will be invested in property, plant and equipment. The US$250 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, (2) E-Jets E2 family, and (3) the construction of two plants in Evora, Portugal, which was started in July 2008.

Net Cash Generated by (Used in) Financing Activities and Total Debt

Three Months Ended March 31, 2014 Compared with Three Months Ended March 31, 2013

In the three months ended March 31, 2014, net cash used in financing activities was US$15.1 million, compared to net cash generated by financing activities of US$376.2 million in the three months ended March 31, 2013. This variation was mainly the result of (i) lower proceeds from our borrowings during the period, to US$47.7 million in the three months ended March 31, 2014 from US$422.6 million in the three months ended March 31, 2013, (ii) an increase in cash used to repay debt, to US$48.1 million repaid in the three months ended March 31, 2014 from US$37.4 million repaid in the three months ended March 31, 2013 and (iii) increases in outflows related to the distribution of dividends and interest on shareholders’ equity, to US$26.1 million in the three months ended March 31, 2014 from US$14.4 million in the three months ended March 31, 2013.

Credit Facilities and Lines of Credit

At March 31, 2014, we had total debt of US$2,217.8 million, 96.4%  of which was long-term debt and 3.6% of which consisted of short-term debt. In comparison, we had total debt of US$2,194.3 million at December 31, 2013, consisting of 96.4% of long-term debt and 3.6% of which consisted of short-term debt. Our total debt increased in the three months ended March 31, 2014 in comparison with the three months ended December 31, 2013.

Long-term Facilities

We have various long-term loans and credit agreements with aggregate outstanding borrowings of US$2,138.5 million at March 31, 2014. See Note 11 to our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2014 and 2013 for further information on these financing arrangements. See also “Item 5B.  Liquidity and Capital Resources—Credit Facilities and Lines of Credit” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings are negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. At March 31, 2014, we were in compliance with all restrictive covenants contained in our financing agreements.

At March 31, 2014, US$297.3 million of our total debt was secured by a combination of real estate mortgages, liens on certain of our machinery and equipment and by a bank standby letter of credit.

Short-term Facilities

As of March 31, 2014, our aggregate outstanding borrowings under our  short-term bank loans and credit agreements was immaterial. See Note 11 to our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2014 and 2013 for further information on our short term financing arrangements.

Recourse and Non-Recourse Debt

Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs.  In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer.  A third party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party.  We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

Our unaudited condensed consolidated interim financial statements at March 31, 2014 contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$400.5 million and collateralized accounts receivable of US$426.3 million. Of this debt, US$34.9 million is non-recourse for which we have no obligation as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft.  The remaining US$365.6 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution.  Our non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future.  These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

Off-Balance Sheet Arrangements

For a discussion of our off-balance sheet arrangements at December 31, 2013, see “Item 5E.  Off-Balance Sheet Arrangements” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Trade in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” in our in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.  At March 31, 2014, we are subject to trade-in options relating to six aircraft directly tied to contractual obligations with five customers and subject to such customers actually taking delivery of certain new aircraft.   For further information on our trade-in options, See Note 37 to our audited consolidated financial statements included in our  in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. See “Item 5A.  Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet stringent specific return conditions.

The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	At March 31, 2014	At December 31, 2013
	(in US$ millions)
Maximum financial guarantees	499.0	545.5
Maximum residual value guarantees	349.4	359.9
Mutually exclusive exposure(1)	(94.1)	(94.7)
Provisions and liabilities recorded(2)	(145.9)	(155.3)
Off-balance sheet exposure	608.4	655.4
Estimated proceeds from performance guarantees and underlying assets	870.0	907.8

(1)   When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.

(2)   Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014 and Note 13 to our unaudited condensed consolidated interim financial statements as of March 31, 2014 included in this report on Form 6-K.

As of March 31, 2014 and December 31, 2013, we maintained escrow deposits in the total amount of US$246.1 million and US$261.4 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Financial and Residual Value Guarantees

We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft which have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$608.6 million at March 31, 2014. For further discussion of these off-balance sheet arrangements, see Note 37.3 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

At March 31, 2014, we had US$246.1 million deposited in escrow accounts as collateral for financial and residual value guarantees of certain aircraft sold in which we serve as a secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financial contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

We allocated the deposits from the escrow account to 14-year structured notes with the depositary bank in order to earn a better interest rate. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss to us of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold.

Residual value guarantees typically ensure that, at the 15th year as of the delivery date, the relevant aircraft will have a residual market value of a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 17% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 11 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

Operating Leases

A significant part of the risks and benefits of ownership are assumed by the lessor and are classified as operating leases. Payments made for operating leases are amortized to the statement of income on the straight-line method over the contract period. Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries in the United States relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2038.  For more information on our operating leases, see Note 19.2  to our condensed consolidated interim financial statements included in this report on Form 6-K.

Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments at March 31, 2014.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations	(in US$ millions)
Loans and interest	2,998.6	265.8	1,058.8	431.3	1,242.7
Pension fund	135.1	13.5	27.0	27.0	67.6
Capital lease obligations	0.5	0.3	0.2	-	-
Operating leases	60.4	11.0	12.3	13.8	23.3
Non-recourse and recourse debt	400.5	15.2	325.0	32.9	27.4
Customer advances	1,073.7	972.9	79.3	13.7	7.8
Contribution from suppliers	1.6	1.6	-	-	-
Suppliers	951.9	951.9	-	-	-
Financial guarantees	282.7	89.9	31.4	29.3	132.1
Other liabilities	451.0	353.5	32.9	0.5	64.1
Total	6,356.0	2,675.6	1,566.9	548.5	1,565.0

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on March 31, 2014. This floating rate exposure is managed through derivatives operations. See “ –Quantitative and Qualitative Disclosures About Market Risk” below.

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above.  See “Item 3D.  Risk Factors—Risks Relating to Embraer— Some of our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future”  in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 20, 2014.

Purchase obligations consist of trade accounts payable and insurance payables.

Other liabilities include taxes and payroll charges payable in the total amount of US$451.0 million at March 31, 2014. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “—Quantitative and Qualitative Disclosures About Market Risk,” below.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary assets and liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short and long-term debt obligations totaled US$2,217.8 million at March 31, 2014 and were denominated in U.S. dollars, Brazilian reais  and euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,462.0 million), approximately US$1,397.5 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$669.8 million Brazilian real-denominated debt at March 31, 2014, US$66.2 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$0.4 million bears interest at a variable rate based on the CDI, and US$603.2 million bears interest at a fixed rate of 4.98% per annum. The TJLP was 5.0% per annum at March 31, 2014. Our euro-denominated debt totaled US$86.0 million at a fixed rate at March 31, 2014.

The table below provides information about our short-term debt obligations at March 31, 2014 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate at March 31, 2014	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.0	17.1	17.1
U.S. dollars (LIBOR indexed)	1.28	1.8	1.8
Euro (fixed rate)	2.85	3.8	3.8
Reais (fixed rate)	4.98	36.0	36.0
Reais (CDI indexed)	11.75	0.3	0.3
Reais (TJLP indexed)	6.35	20.3	20.3
Total short-term debt		79.3	79.3

The table below provides information about our long-term debt obligations at March 31, 2014 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate at March 31, 2014	Total Amount Outstanding	2015	2016	2017	2018	2019 and There-after	Total Fair Value
Long-Term Debt	(%)
U.S. dollars (fixed rate)	6.0	1,380.4	0.4	1.4	232.4	0.4	1,145.8	1,533.3
U.S. dollars (LIBOR indexed)	1.28	62.7	1.4	1.9	2.0	8.0	49.4	62.7
Euro (fixed rate)	2.85	82.2	7.6	36.6	19.4	16.0	2.6	82.2
Reais (fixed rate)	4.98	567.2	25.1	471.0	37.4	15.1	18.6	567.2
Reais (CDI indexed)	11.75	0.1	0.1	-	-	-	-	0.1
Reais (TJLP indexed)	6.35	45.9	12.8	14.2	14.2	4.7	-	45.9
Total long-term debt		2,138.5	47.4	525.1	305.4	44.2	1,216.4	2,291.4

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$466.1 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations and convert US$4.3 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations at March 31, 2014, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate at March 31, 2014	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.0	17.4	17.4
U.S. dollars (LIBOR indexed)	1.19	1.5	1.5
Euro (fixed rate)	2.85	3.8	3.8
Reais (fixed rate)	3.65	33.8	33.8
Reais (CDI indexed)	7.21	2.5	2.5
Reais (TJLP indexed)	6.35	20.3	20.3
Total short-term debt		79.3	79.3

The table below provides information about our long-term debt obligations at March 31, 2014, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate at March 31, 2014	Total Amount Outstanding	2015	2016	2017	2018	2019 and thereafter	Total Fair Value
Long-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.0	1,384.4	0.7	1.8	232.8	0.8	1,148.3	1,537.3
U.S. dollars (LIBOR indexed)	1.19	58.6	1.1	1.5	1.6	7.6	46.8	58.6
Euro (fixed rate)	2.85	82.2	7.6	36.6	19.4	16.0	2.6	82.2
Reais (fixed rate)	3.65	103.4	25.2	33.5	33.5	11.2	-	103.4
Reais (CDI indexed)	7.21	464.0	0.1	437.5	3.9	3.9	18.6	464.0
Reais (TJLP indexed)	6.35	45.9	12.8	14.2	14.2	4.7	-	45.9
Total long-term debt		2,138.5	47.5	525.1	305.4	44.2	1,216.3	2,291.4

Foreign Exchange Rate Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our Statement of Income as foreign exchange gain (loss), net.

Complementing our strategy to mitigate foreign exchange rate risks, we have contracted certain financial hedges in order to reduce our cash flow exposure. At March 31, 2014, our cash flow exposure comes as a result of the fact that approximately 10% of our net revenues and 25% of our total costs are denominated in reais. Having more real  denominated costs than revenues generates such exposure. For 2014, approximately 60% of our real  exposure is protected in case the U.S. depreciates below R$2.00 relative to the real.

The table below provides information about our assets and liabilities exposed to foreign currency risk at March 31, 2014, as well as the derivative transactions outstanding at the same date:

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2014	2015	2016	2017	2018	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,279.1	1,279.1	-	-	-	-	-	1,279.1
In Euro	33.9	33.9	-	-	-	-	-	33.9
In Other Currencies	42.4	42.4	-	-	-	-	-	42.4
Trade accounts receivable
In reais	106.5	79.9	26.6	-	-	-	-	106.5
In Euro	124.0	93.0	31.0	-	-	-	-	124.0
In Other Currencies	1.9	1.4	0.5	-	-	-	-	1.9
Deferred income tax assets
In Euro	16.3	1.1	1.9	1.5	1.4	1.5	8.9	16.3
In Other Currencies	2.0	0.2	0.2	0.2	0.2	0.2	1.0	2.0
Other assets
In reais	432.5	200.5	232.0	-	-	-	-	432.5
In Euro	42.7	30.8	11.9	-	-	-	-	42.7
In Other Currencies	7.3	5.5	1.8	-	-	-	-	7.3
Total Assets in reais	1,818.1	1,559.5	258.6	-	-	-	-	1,818.1
Total Assets in Euro	216.9	158.8	44.8	1.5	1.4	1.5	8.9	216.9
Total Assets in Other Currencies	53.6	49.5	2.5	0.2	0.2	0.2	1.0	53.6
LIABILITIES
Loans
In reais	669.8	42.5	52.2	485.1	51.6	19.8	18.6	669.8
In Euro	86.1	3.6	7.9	36.6	19.4	16.0	2.6	86.1
Accounts payable to suppliers
In reais	70.5	52.9	17.6	-	-	-	-	70.5
In Euro	126.8	95.1	31.7	-	-	-	-	126.8
In Other Currencies	0.7	0.5	0.2	-	-	-	-	0.7
Customer advances
In reais	385.3	289.0	96.3	-	-	-	-	385.3
Other accounts payable & accrued liabilities
In reais	656.1	364.9	291.2	-	-	-	-	656.1
In Euro	79.6	58.5	21.1	-	-	-	-	79.6
In Other Currencies	4.3	3.2	1.1	-	-	-	-	4.3
Taxes and payroll charges payable
In reais	317.8	81.0	146.2	67.5	14.2	8.9	-	317.8
In Euro	8.4	6.3	2.1	-	-	-	-	8.4
Accrued taxes on income
In reais	21.5	16.1	5.4	-	-	-	-	21.5
In Euro	11.8	8.8	3.0	-	-	-	-	11.8
In Other Currencies	1.6	1.2	0.4	-	-	-	-	1.6
Deferred income tax liabilities
In reais	300.5	20.5	34.0	27.2	25.8	27.8	165.2	300.5
In Other Currencies	1.7	0.1	0.3	0.2	0.1	0.2	0.8	1.7
Accrued dividends
In reais	36.0	36.0	-	-	-	-	-	36.0
Contingencies
In reais	42.7	10.4	6.4	2.9	2.9	2.9	17.2	42.7
In Euro	0.9	0.1	0.2	0.1	0.1	0.1	0.3	0.9
Total liabilities in reais	2,500.2	913.3	649.3	582.7	94.5	59.4	201.0	2,500.2
Total liabilities in Euro	313.6	172.4	66.0	36.7	19.5	16.1	2.9	313.6
Total liabilities in Other Currencies	8.3	5.0	2.0	0.2	0.1	0.2	0.8	8.3
Total exposure in reais	(682.1)	646.2	(390.7)	(582.7)	(94.5)	(59.4)	(201.0)	(682.1)
Total exposure in Euro	(96.7)	(13.6)	(21.2)	(35.2)	(18.1)	(14.6)	6.0	(96.7)
Total exposure in Other Currencies	45.3	44.5	0.5	-	0.1	-	0.2	45.3
DERIVATIVE INSTRUMENTS(1)

Net exposure in assets/liabilities
In reais	(682.1)	646.2	(390.7)	(582.7)	(94.5)	(59.4)	(201.0)	(682.1)
In Euro	(96.7)	(13.6)	(21.2)	(35.2)	(18.1)	(14.6)	6.0	(96.7)
In Other Currencies	45.3	44.5	0.5	-	0.1	-	0.2	45.3

(1) No foreign currency derivatives were outstanding as of March 31, 2014.

Credit Risk

We may incur losses if counterparties to our various contracts do not pay amounts that are owed to us. In that regard, our primary credit risk derives from the sales of aircraft, spare parts and related services to customers, including the financial obligations related to those sales in the cases where we provide guarantees for the benefit of the providers of finance to the aircraft purchases of our customers. We are also exposed to the credit risk of the counterparties to our financial derivative contracts.

Financial instruments which may potentially subject us to credit risk concentration include (i) cash and cash equivalents, (ii) trade and other accounts receivable, (iii) customer commercial financing, (iv) advances to suppliers and (v) financial derivative contracts. We seek to limit our credit risk associated with cash and cash equivalents by placing the investments we make with those instruments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, we seek to limit our credit risk by performing ongoing credit evaluations. All such customers are currently meeting their commitments with us, are operating within the established credit limits that we assign to them and are considered by management to represent an acceptable credit risk level to us. Advances to suppliers are made only to select, long-standing suppliers. The financial condition of those suppliers is analyzed on an ongoing basis with a view to limiting credit risk. We address credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

We may also have credit risk related to the sale of aircraft during the period in which their purchasers are finalizing the financing arrangements for their aircraft purchases from us. In order to try to minimize these risks, customer credit analyses are continuously monitored and we work closely with financial institutions to facilitate customer aircraft financing.

Legal Proceedings

We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, we have voluntarily expanded the scope of the internal investigation to include sales in additional countries and have reported on those matters to the SEC and the U.S. Department of Justice, or the DOJ. The internal investigation and related government inquiries concerning these matters remain ongoing. We will continue to respond to any additional information and cooperate with the SEC, DOJ and other relevant authorities, as circumstances warrant. We, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against us with respect to these or any related matters that may arise in the future, or we enter into an agreement to settle such matters, we may be required to pay substantial fines and/or to incur other sanctions or liabilities. We, based upon the opinion of our outside counsel, believe that there is no basis for estimating reserves or quantifying any possible contingency at this time.

Exhibit 3

Embraer S.A.
Condensed Consolidated  Interim Financial Statements

March 31, 2014

24

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

We have reviewed the condensed consolidated statement of financial position of Embraer S.A. and subsidiaries as of March 31, 2014, the related condensed consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the three-month periods ended March 31, 2014 and 2013. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Embraer S.A. and subsidiaries as of December 31, 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

São José dos Campos - Brazil
June 25, 2014

/s/ KPMG Auditores Independentes

25

 INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

26

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of March 31, 2014 and December 31, 2013

In millions of U.S. dollars

ASSETS	Note	03.31.2014	12.31.2013
CURRENT		(Unaudited)
Cash and cash equivalents	3	1,259.5	1,683.7
Financial investments	4	1,011.0	939.9
Trade accounts receivable, net		699.4	572.2
Derivative financial instruments	5	11.9	14.6
Customer and commercial financing		20.4	9.6
Collateralized accounts receivable		11.0	10.5
Inventories	6	2,542.3	2,287.3
Other assets		327.8	250.0
		5,883.3	5,767.8

NON-CURRENT
Financial investments	4	45.4	45.4
Trade accounts receivable		6.6	6.5
Derivative financial instruments	5	15.4	15.8
Customer and commercial financing		58.8	64.1
Collateralized accounts receivable		415.3	415.4
Guarantee deposits		561.2	574.7
Deferred income tax	12	8.1	8.5
Other assets		161.7	141.9
		1,272.5	1,272.3
Property, plant and equipment,net		1,990.5	1,993.3
Intangible assets	10	1,116.0	1,109.1
		4,379.0	4,374.7

TOTAL ASSETS		10,262.3	10,142.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

27

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of March 31, 2014 and December 31, 2013

In millions of U.S. dollars

LIABILITIES	Note	03.31.2014	12.31.2013
CURRENT		(Unaudited)
Trade accounts payable		951.9	1,013.6
Loans and financing	11	79.3	79.3
Non-recourse and recourse debt		15.2	12.1
Other payables		353.5	304.8
Contribution from suppliers		1.6	33.6
Advances from customers		972.9	875.9
Derivative financial instruments	5	14.1	13.7
Taxes and payroll charges payable		116.9	133.1
Income tax and social contribution		46.7	18.8
Financial guarantee and residual value	13	89.9	90.0
Dividends payable		36.0	45.7
Unearned income		216.5	173.6
Provisions	14	103.8	98.5
		2,998.3	2,892.7

NON-CURRENT
Loans and financing	11	2,138.5	2,115.0
Non-recourse and recourse debt		385.3	388.1
Other payables		97.5	88.3
Advances from customers		100.8	131.1
Taxes and payroll charges payable		209.8	215.6
Deferred income tax and social contribution	12	161.1	209.2
Financial guarantee and residual value	13	192.8	203.5
Unearned income		68.6	101.1
Provisions	14	171.0	165.7
		3,525.4	3,617.6
TOTAL LIABILITIES		6,523.7	6,510.3

SHAREHOLDERS' EQUITY
Capital	16	1,438.0	1,438.0
Treasury shares	16	(78.7)	(103.8)
Revenue reserves		2,205.6	2,205.5
Share-based remuneration	17	27.8	27.8
Accumulated other comprehensive loss		(33.8)	(33.9)
Retained earnings		80.8	-
		3,639.7	3,533.6
Non-controlling interest		98.9	98.6
TOTAL SHAREHOLDERS' EQUITY		3,738.6	3,632.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		10,262.3	10,142.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

28

Embraer S.A.

Condensed Consolidated Statements of Income

Three-month periods ended March 31, 2014 and 2013

(In millions of U.S. dollars, except weighted average shares and earnings per share)

	Note	03.31.2014	03.31.2013
		(Unaudited)	(Unaudited)
Revenue		1,242.3	1,085.9
Cost of sales and services		(973.4)	(845.0)
Gross Profit		268.9	240.9

Operating Income ( Expense )
Administrative		(47.5)	(53.3)
Selling		(92.4)	(108.1)
Research		(9.3)	(21.4)
Other operating income (expense), net		(27.6)	(18.4)
Equity in income (losses) of associates		-	(0.1)
Operating profit before financial income		92.1	39.6

Financial income (expense), net		2.9	(7.4)
Foreign exchange gain (loss), net		(0.4)	0.5
Profit before taxes on income		94.6	32.7

Income tax expense	12.2	17.7	(2.3)
Net income for the period		112.3	30.4
Attributable to :
Owners of Embraer		110.6	30.0
Non-controlling interest		1.7	0.4

Weighted average number of shares (in thousands)
Basic	18	731,984	726,988
Diluted	18	736,238	730,899

Earnings per share-basic in US$	18	0.1511	0.0413
Earnings per share-diluted in US$	18	0.1502	0.0410

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

29

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Three-month periods ended March 31, 2014 and 2013

(In millions of U.S. dollars)

	03.31.2014	03.31.2013
	(Unaudited)	(Unaudited)
Net income for the period	112.3	30.4

Translation adjustments	(1.7)	(2.7)
Financial instruments available for sale	0.4	1.3
Put options of minority interest	-	(13.6)
Other comprehensive income, net of tax effects (i)	(1.3)	(15.0)

Total of comprehensive income	111.0	15.4

Attributable to:
Owners of Embraer	110.7	12.5
Non-controlling interest	0.3	2.9

	111.0	15.4

(i) presented items above are net of deferred income tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

30

Embraer S.A.

Condensed Consolidated Statements of Shareholders' Equity

Three-month periods ended March 31, 2014 and year ended December 31, 2013

(In millions of U.S. dollars)

					Revenue reserves			Accumulated other comprehensive (loss) income

	Note	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Statutory reserve	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders' equity

At December 31, 2012		1,438.0	(154.2)	21.0	36.9	148.7	1,794.7	-	5.6	(36.7)	4.3	-	3,258.3	92.0	3,350.3
Net income for the year		-	-	-	-	-	-	342.0	-	-	-	-	342.0	4.0	346.0
Actuarial loss on post employment benefit obligation		-	-	-	-	-	-	-	-	(7.4)	-	-	(7.4)	-	(7.4)
Translation adjustments		-	-	-	-	-	-	-	-	-	9.9	-	9.9	(0.9)	9.0
PUT options of non-controlling interest		-	-	-	-	-	-	-	-	-	-	1.1	1.1	-	1.1
Financial instruments available for sale		-	-	-	-	-	-	-	-	-	-	(0.9)	(0.9)	-	(0.9)
											-
Total comprehensive income		-	-	-	-	-	-	342.0	-	(7.4)	9.9	0.2	344.7	3.1	347.8
Share-based remuneration		-	-	6.8	-	-	-	-	-	-	-	-	6.8	-	6.8
Stock options grants exercised		-	50.4	-	-	-	-	(27.1)	-	-	-	-	23.3	-	23.3
Acquisition of non controlling interest		-	-	-	-	-	-	-	(9.8)	-	-	-	(9.8)	3.5	(6.3)
Allocation of profits:											-
Investment in subsidy		-	-	-	3.2	-	-	(3.2)	-	-	-	-	-	-	-
Legal reserve		-	-	-	-	16.6	-	(16.6)	-	-	-	-	-	-	-
Interest on own capital (R$ 0.07 per share)		-	-	-	-	-	-	(68.8)	-	-	-	-	(68.8)	-	(68.8)
Dividends		-	-	-	-	-	-	(20.9)	-	-	-	-	(20.9)	-	(20.9)
Reserve for investments and working capital (net		-	-	-	-	-	205.4	(205.4)	-	-	-	-	-	-	-
income for the year)

At December 31, 2013		1,438.0	(103.8)	27.8	40.1	165.3	2,000.1	-	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2
Net income for the period		-	-	-	-	-	-	110.6	-	-	-	-	110.6	1.7	112.3
Translation adjustments		-	-	-	-	-	-	-	-	-	(0.3)	-	(0.3)	(1.4)	(1.7)
Financial instruments available for sale		-	-	-	-	-	-	-	-	-	-	0.4	0.4	-	0.4

Total comprehensive income		-	-	-	-	-	-	110.6	-	-	(0.3)	0.4	110.7	0.3	111.0
Stock options grants exercised		-	25.1	-	-	-	-	(13.5)	-	-	-	-	11.6	-	11.6
Allocation of profits:													-		-
Investment in subsidy		-	-	-	0.1	-	-	(0.1)	-	-	-	-	-	-	-
Interest on own capital (R$ 0.07 per share)	16.5	-	-	-	-	-	-	(16.2)	-	-	-	-	(16.2)	-	(16.2)

At March 31, 2014 (Unaudited)		1,438.0	(78.7)	27.8	40.2	165.3	2,000.1	80.8	(4.2)	(44.1)	13.9	0.6	3,639.7	98.9	3,738.6

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

31

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Three-month periods ended March 31, 2014 and 2013

(In millions of U.S. dollars)

	Note	03.31.2014	03.31.2013
		(Unaudited)	(Unaudited)
Operating activities
Net income		112.3	30.4
Adjustment to net income for items not affecting cash
Depreciation		37.5	34.2
Amortization	10	21.4	26.6
Contribution from suppliers	10	(3.9)	(5.7)
Allowance (reversal) for inventory obsolescence		(4.4)	2.3
Inventory and PPE provision for adjustment to market value		(0.8)	3.5
Provision for doubtful accounts		(0.2)	0.4
Deferred income tax and social contribution	12.2	(47.7)	4.2
Accrued interest		0.9	11.4
Equity in the losses (gain) of associates		-	3.4
Share-based remuneration		-	1.7
Foreign exchange gain (loss), net		0.5	4.8
Residual value guarantee	13	(6.4)	1.9
Other		0.6	(9.3)
Changes in assets:
Financial investments		(51.4)	(297.2)
Derivative financial instruments		3.6	(2.2)
Collateralized accounts receivable and accounts receivable		(118.0)	(11.1)
Customer and commercial financing		(5.5)	13.3
Inventories		(239.2)	(358.6)
Other assets		(72.5)	(6.4)
Changes in liabilities:
Trade accounts payable		(67.3)	140.9
Non-recourse and recourse debt		0.3	(0.8)
Other payables		58.1	21.2
Contribution from suppliers		26.7	-
Advances from customers		52.7	193.3
Taxes and payroll charges payable		(4.2)	(44.7)
Financial guarantees		(4.4)	(120.7)
Other provisions		0.5	16.4
Unearned income		10.4	(22.9)
Net cash used in operating activities		(300.4)	(369.7)

Investing activities
Acquisition to property, plant and equipment		(47.6)	(50.4)
Proceeds from sale of property, plant and equipment		0.1	0.1
Additions to intangible assets	10	(83.3)	(67.7)
Proceeds from held to maturity securities		(0.1)	(0.9)
Net cash used in investing activities		(130.9)	(118.9)
Financing activities
Repayment of borrowings		(48.1)	(37.4)
Proceeds from borrowings		47.5	422.6
Dividends and interest on own capital		(26.1)	(14.4)
Proceeds from stock options exercised		11.6	5.4
Net cash generated (used) by financing activities		(15.1)	376.2
Decrease in cash and cash equivalents		(446.4)	(112.4)
Effects of exchange rate changes on cash and cash equivalents		22.2	(0.3)
Cash and cash equivalents at the beginning of the period		1,683.7	1,797.0
Cash and cash equivalents at the end of the period		1,259.5	1,684.3

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

32

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.    Operations

Embraer S.A. ("Embraer" or the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)

The development, production and sale of jet and turboprop aircrafts for civil and defense aviation, aircrafts for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

(ii)

The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance, to achieve the highest technological and quality standards;

(iii)	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

(iv)	The contribution to the development of technical professionals necessary for the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

The Company has consolidated wholly-owned entities, jointly controlled entities and commercial representation offices, located in Brazil, the United States of America (the "U.S."), France, Spain, Portugal, Netherlands, Ireland, United Kingdom, China and Singapore.

2.    Presentation of the Financial Statements and Accounting Practices

2.1.1       Presentation and preparation of the financial statements

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

2.1.2      Basis of preparation

These condensed consolidated interim financial statements were prepared on the historical cost basis except for those items measured at fair value through profit or loss or marked to market when available-for-sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires that the Company’s management exercise its judgment in the process of applying the Company's accounting policies. These condensed consolidated interim financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2013 (not included herein).

The actual results may differ from these estimates and assumptions.

33

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The results of operations for the three-month period ended March 31, 2014 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2014.

2.1.3      Consolidation

The condensed consolidated interim financial statements include the balances of March 31, 2014 financial statements of the Company and all subsidiaries over which Embraer, directly or indirectly has control, special purpose entities "SPEs" for which the Company has control, and exclusive investment funds. Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method.

2.1.4      Interest in other entities

Interest in other entities is not consolidated in the consolidated financial statements. As of March 31, 2014, these comprise AEL Sistemas SA - "AEL", domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. AEL´s main activities are research, development, and manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence over AEL, and, therefore, the investment is a non-current financial instrument classified as available-for-sale, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.2  Summary of significant accounting policies

There were no significant changes in the Company's accounting policies from those disclosed in the financial statements of December 31, 2013.

3.    Cash and cash equivalents

	03.31.2014	12.31.2013
	(Unaudited)
Cash and banks	217.5	147.4
	217.5	147.4

Cash equivalents
Repurchase agreements (i)	35.3	85.2
Private securities (ii)	663.2	618.0
Fixed deposits (iii)	336.1	772.3
Investment funds (iv)	7.4	60.8
	1,042.0	1,536.3
	1,259.5	1,683.7

(i)	Repurchase agreements related to the purchase of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

(ii)	Investment in Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration.

(iii)	Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.

(iv)

Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

The weighted average interest rate on March 31, 2014, for cash equivalents in reais and in dollars were 10.57% p.a. and 1.17% p.a. (8.16% p.a. and 1.13% p.a. on December 31, 2013), respectively.

34

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

4.     Financial investments

	03.31.2014 (Unaudited)				12.31.2013
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Public securities	60.8	-	-	60.8	140.7	-	-	140.7
Private securities	508.0	-	25.4	533.4	381.9	-	25.1	407.0
Money market funds	290.9	-	-	290.9	266.2	-	-	266.2
Investment funds	123.6	-	-	123.6	123.4	-	-	123.4
Public securities(i)	-	2.6	-	2.6	-	3.4	-	3.4
Other	0.3	42.0	2.8	45.1	0.4	41.6	2.6	44.6
	983.6	44.6	28.2	1,056.4	912.6	45.0	27.7	985.3

Current portion	983.6	1.8	25.6	1,011.0	912.6	2.2	25.1	939.9
Non-current	-	42.8	2.6	45.4	-	42.8	2.6	45.4

(i)

Securities classified as held to maturity are notes receivable composed of Brazilian government securities (NTNs - Notas do Tesouro Nacional), denominated in US dollars and acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (Proex), between the 11th and 15th year after the sale of the respective aircraft, recognized at present value, since the Company intends and has the ability to hold them in its portfolio until maturity.

On March 31, 2014 and December 31, 2013, the financial investments comprise treasury shares and securities of exclusive investment funds. The portfolios of the exclusive investment funds in Brazil were mainly comprised of highly liquid federal government securities and securities issued by Brazilian financial institutions, measured at their fair values. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly fee. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

On March 31, 2014 and December 31, 2013, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consist of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their fair values. The investments are marked to market daily and changes in fair value are reflected in profit or loss, as the Company classifies these investments as assets measured at fair value through profit or loss.

These investment funds have no significant financial obligations. The financial obligations are restricted to the asset management and custody fees, audit fees and similar expenses, which are already accounted for based on the value of each asset in the portfolio. No Company assets were used as collateral for these obligations and the fund creditors have no right of recourse against the general credit of the Company.

5.   Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of March 31, 2014, the Company had derivative financial instruments such as interest rate swaps, options, and cash flow and interest hedges.

Swaps are contracted to effectively change a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedging operations are contracted to protect highly probable salary and healthcare expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January and ending in December 2014. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of put options and selling of call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by a pricing model based on observable market data (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of the dollar is within the range of the exercisable price of the put and call, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity.

35

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

During the first quarter em 2014, there was no gain or loss recognized on the maturity of derivative instruments since during the year the exchange rate was between the put and call values. Thus no value was recognized in profit or loss, except the extrinsic value of transactions maturing in 2014.

The option exchange operations are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using pricing models based on observable market data.

As of March 31, 2014, the Company did not have any derivative contracts subject to margin calls.

The table below shows the breakdown of derivative financial instruments for the Company:

Purpose	Risk	Counterparty	Settlement date	03.31.2014	12.31.2013
				(Unaudited)
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	21.3	21.4

Export financing (ii)	Interest rate	ItauBBA	2016	(3.5)	(3.2)
		Votorantim	2016	(3.1)	(2.8)
		Citibank	2016	(1.9)	(1.7)
		Santander	2016	(2.5)	(2.3)
		HSBC	2016	(0.7)	(0.7)
		Societe Generale	2016	(0.9)	(0.8)
		Bradesco	2016	(0.9)	(0.8)

Stock options (iii)	Object price	Republic Airways	2015
		Holdings Inc		5.9	8.8

Acquisition of property, plant and equipment (iv)	Interest rate	Compass Bank	2024	(0.4)	(0.4)

Brazilian Real expenses (v)	Exchange rate	ItauBBA	2014	-	(0.3)
		Deutsche	2014	-	(0.4)
		Citibank	2014	-	(0.1)

Export financing (vi)		ItaúBBA	2016	-	-
		Bradesco	2016	-	-
		Votorantim	2016	-	-

Project developmento (vi)		ItaúBBA	2023	(0.1)	-
				13.2	16.7

(i)

Derivative financial instruments (swap), not qualifying for hedge accounting and contracted by the Company and have effectively converted the amount of R$ 310.4 million equivalent to US$ 137.2 for recourse and non-recourse debt, from a fixed interest rate of 6.20% p.a., into a floating rate equivalent to LIBOR 6 month + 1.21% p.a.;

(ii)

Derivative financial instruments in the form of swap that converted a debt in the form of export in the amount of R$ 887.0 million equivalent to US$ 391.9, from a fixed interest rate of 5.50% p.a. to an average rate equivalent floating to 64.53% p.a. CDI (Interbank Deposit Certificate);

(iii)

Derivative financial instruments related to convertible options into shares (embedded derivative), received as part of a negotiation regarding the restructuring of a subsidiary of Republic Airways Holdings Inc.;

36

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iv)

Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$ 12.0 million equivalent to US$ 5.3 which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. to a fixed interest rate of 5.23% p.a.;

(v)

Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$ 996.2 million equivalent to US$ 498.1, through a purchase of a put option with an exercise price of US$ 2.00 and a sale of a call option with an average price of R$ 3.47; and

(vi)

Derivative financial instruments in the form of interest rate swap designated as hedge accounting that converted a debt in the form of export and development project in the amount of R$ 162,7, equivalent to US$ 71,9, from an average fixed interest rate of 4.73% p.a. to an average floating rate equivalent to 40.56% of the CDI (Interbank Deposit Certificate).

On March 31, 2014 and December 31, 2013, the fair value of derivative financial instruments was presented in the Statement Financial Position as shown below:

	03.31.2014	12.31.2013
	(Unaudited)
Assets
Current portion	11.9	14.6
Non-current	15.4	15.8

Liabilities
Current portion	(14.1)	(13.7)
Net derivative financial instruments	13.2	16.7

6.     Inventories

	03.31.2014	12.31.2013
	(Unaudited)
Work-in-process	912.1	614.1
Raw materials	868.7	948.8
Finished goods (i)	226.7	197.3
Spare parts	362.9	351.4
Inventory in transit	192.1	217.4
Aircraft available for sales (ii)	51.8	36.1
Advances to suppliers	75.3	70.6
Consumption materials	33.3	31.6
Provision for adjustment to market value (iii)	(20.6)	(19.2)
Provision for obsolescence (iv)	(160.0)	(160.8)
	2,542.3	2,287.3

(i)           The following aircrafts were held in inventory at:

•        March 31, 2014: one EMBRAER 195, three Legacy 650, one Phenom 100, two Phenom 300, three Lineage and eight Ipanema; and

•        December 31, 2013: three Legacy 650, one Phenom 100, four Phenom 300, three Lineage and seven Ipanema; and.

Of the total aircraft inventories at March 31, 2014, one EMBRAER 195, one Phenom 300, two Lineage and three Ipanemas were sold through June 18, 2014.

(ii)          The following aircrafts were held in inventory as available for sale:

•        March 31, 2014: one ERJ 145, two Legacy 600, two Legacy 650; two Phenom 100; and

37

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

• December 31, 2013: one ERJ 145, one Legacy 600, one Legacy 650.

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft.

(iv)

A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

7.    Interest in entities

(i)            Wholly owned subsidiaries and special purpose entities

Subsidiaries, jointly controlled entities and structured entities over which the Company has direct or indirect control, disclosed in the consolidated financial statements as of December 31, 2013, are consolidated into the Embraer group.

The Company does not have any contractual or legal restrictions to access assets or settle liabilities of the wholly-owned subsidiaries of the group.

These entities have risks inherent to the operations and the main ones are described below:

•         Economic Risks: are potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•         Operational risk: are potential losses due to the emergence of new technologies or failure of current processes;

•         Credit risk: is the risk that loss may occur where the third party (customer) becomes unable to meet its obligations; and

•         Liquidity risk: financial inability to cover financial obligations.

(ii)           Subsidiaries with participation of non-controlling shareholders

Entities described below have participation of non-controlling shareholders, but based on contractual agreements, the Company has control and therefore consolidates these entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling
Bradar Indústria S.A.	Brazil	90.0%	10.0%
Aero Seating Technologies LLS	United States of America	85.5%	14.5%
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Orbisat Aerolevantamento Ltd.	Brazil	25.0%	75.0%

Although the group Embraer has 51.0% of the entities: Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., Embraer CAE Training Services, Visiona Tecnologia Espacial S.A. and Harpia Sistemas S.A. the powers described in the contractual agreements demonstrate that the Board of Directors is primarily composed of representatives from Embraer and direction of the relevant activities of the entity are approved with the consent of those representatives.

38

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The shareholder agreement of Orbisat Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all of the shares of non-controlling interest. This option is exercisable at any time and can be transferred to any person, which determined that Orbisat Aerolevantamento is controlled by Embraer, despite the shareholding of only 25% of its capital.

The equity interests held in these subsidiaries do not differ substantially from the proportionional voting rights held by Embraer Group.

Following is the summary of the financial position of the group entities that have non-controlling interests:

	03.31.2014	12.31.2013
	(Unaudited)
Cash and cash equivalent	105.6	87.1
Current assets	340.0	343.4
Non current assets	121.2	116.3
Current liabilities	153.0	161.1
Non current liabilities	59.9	51.8
Noncontrolling interest	99.8	98.7
Revenue	111.5	257.9
Net income for the period	2.9	7.2

Group subsidiaries with non-controlling interests are subject to the same risks described for the wholly owned subsidiaries.

(iii)         Jointly controlled entity

The EZ Air Interior Limited is a joint operation between group Embraer and Zodiac Aerospace and shares with the other member the joint administration of the relevant activities of the entity.

This joint operation has net assets and liabilities recognized in the consolidation in accordance with the rights and obligations assigned to Embraer.

Following is the summary of the financial position of the respective joint operation:

	03.31.2014	12.31.2013
	(Unaudited)
Cash and cash equivalent	0.5	2.3
Current assets	10.8	9.3
Non current assets	3.4	3.2
Current liabilities	13.1	11.2
Non current liabilities	2.0	2.0
Revenue	4.1	4.4
Net income for the period	(0.3)	(0.7)

(iv)          Interest in other companies

Interest in other companies in Embraer Group is represented only by the participation of 25% of Embraer Defesa & Segurança in AEL Sistemas S.A. Despite this interest, Embraer Group does not have significant influence on the management of this entity, and therefore the investment is measured as a financial instrument categorized as available-for-sale in the consolidated financial statements at fair value.

8.     Related Party Transactions

8.1  Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•         assets: (i) accounts receivable for spare parts, aircraft sales and product development, (ii) balances of financial investments; and (iii) bank deposits;

39

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•

liabilities: (i) purchase of aircraft components and spare parts, (ii) advances received on account of sales contracts; (iii) financing for research and product development at market rates (iv) loans and financing; and (v) export financing; and

•

amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments; (iii) interest on financing for research and product development, import and export financing and advances on exchange contracts; and (iv) supplementary pension plan.

8.1.1          March 31, 2014 (Unaudited)

	Current		Non- Current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	542.4	313.5	313.3	88.4	13.0	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	-	43.0	-	210.3	(2.9)	-
Brazilian Air Force	291.3	258.9	-	-	-	47.4
Caixa Econômica Federal	252.2	0.1	-	44.2	5.1	-
Embraer Prev - Sociedade de Previdência Complementar	-	-	-	-	-	(7.0)
Empresa Portuguesa de Defesa – EMPORDEF	-	-	-	6.9	-	-
Exército Brasileiro	7.4	-	-	-	-	4.6
Financiadora de Estudo e Projetos – FINEP	-	12.0	-	55.1	(0.5)	-
	1,093.3	627.5	313.3	404.9	14.7	45.0

8.1.2          December 31, 2013

	Current		Non- Current
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	497.6	311.8	311.6	85.4
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	-	41.9	-	213.3
Caixa Econômica Federal	197.6	0.1	-	42.7
Brazilian Air Force	158.4	210.3	-	-
Empresa Portuguesa de Defesa – EMPORDEF	-	-	-	6.9
Exército Brasileiro	5.7	-	-	-
Financiadora de Estudo e Projetos – FINEP	-	11.6	-	56.1
	859.3	575.7	311.6	404.4

8.1.3          March 31, 2013 (Unaudited)

	Financial	Operating
	Results	Results
Banco do Brasil S.A.	4.5	-
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(6.3)	-
Brazilian Air Force	-	22.0
Embraer Prev - Sociedade de Previdência Complementar	-	(7.2)
Financiadora de Estudo e Projetos – FINEP	(0.4)	-
	(2.2)	14.8

8.2  Brazilian Federal Government

The Brazilian Federal Government, through its direct and indirect interests and by holding a "golden share” is a significant shareholder.  At March 31, 2014, in addition to its “golden share”, the Brazilian Federal Government held an indirect 5.37% stake in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.  As a result, transactions between Embraer and the Brazilian Federal Government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer of defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

40

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

8.3  Remuneration of key Management personnel:

	03.31.2014	03.31.2013
	(Unaudited)
Short-term benefits (i)	4.0	4.1
Stock option program	0.7	1.1
Labor contract termination	0.4	-
Total remuneration	5.1	5.2

Key Management includes members of the statutory Board of Directors and Executive Directors.

During the three-month periods ended March 31, 2014 and 2013, no post-retirement or long-term benefits were paid.

9.    Property, Plant and Equipment

There were no significant additions, disposals, impairment or reclassifications of property, plant and equipment during the first quarter of 2014.

10.  Intangible Assets

Internally developed intangible assets relate to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components and also the use of advanced technologies to make the aircrafts lighter, quieter, more comfortable and energy-efficient and reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2013	1,043.8	1,027.9	24.3	11.8	15.0	206.2	38.3	24.1	2,391.4
Additions	40.4	35.2	-	1.1	0.6	6.0	-	-	83.3
Contributions from suppliers	(31.9)	(26.7)	-	-	-	-	-	-	(58.6)
At March 31, 2014 (Unaudited)	1,052.3	1,036.4	24.3	12.9	15.6	212.2	38.3	24.1	2,416.1

Acumulated amortization
At December 31, 2013	(825.5)	(296.4)	(24.4)	-	(5.4)	(128.1)	-	(2.5)	(1,282.3)
Amortization	(10.3)	(6.7)	(0.1)	-	-	(4.2)	-	(0.1)	(21.4)
Amortization of contribution from suppliers	3.1	0.8	-	-	-	-	-	-	3.9
Translation adjustments	-	-	-	-	(0.3)	-	-	-	(0.3)
At March 31, 2014 (Unaudited)	(832.7)	(302.3)	(24.5)	-	(5.7)	(132.3)	-	(2.6)	(1,300.1)

Intangible, net
At December 31, 2013	218.3	731.5	(0.1)	11.8	9.6	78.1	38.3	21.6	1,109.1
At March 31, 2014 (Unaudited)	219.6	734.1	(0.2)	12.9	9.9	79.9	38.3	21.5	1,116.0

41

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

		Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2012	996.8	845.8	24.3	-	14.7	175.0	39.4	23.1	2,119.1
Additions	98.8	171.8	-	11.8	-	34.3	(1.1)	1.0	316.6
Contributions from suppliers	(51.8)	-	-	-	-	-	-	-	(51.8)
Additions - business combination	-	-	-	-	2.9	-	-	-	2.9
Disposals	-	-	-	-	-	(3.1)	-	-	(3.1)
Reclassifications	-	10.3	-	-	-	-	-	-	10.3
Translation adjustments	-	-	-	-	(2.6)	-	-	-	(2.6)
At December 31, 2013	1,043.8	1,027.9	24.3	11.8	15.0	206.2	38.3	24.1	2,391.4

Acumulated amortization
At December 31, 2012	(785.1)	(235.4)	(23.6)	-	(2.4)	(112.7)	-	(1.1)	(1,160.3)
Amortization	(59.9)	(67.4)	(0.8)	-	-	(15.3)	-	(1.4)	(144.8)
Additions - business combination	-	-	-	-	(2.9)	(0.1)	-	-	(3.0)
Amortization of contribution from suppliers	19.5	6.6	-	-	-	-	-	-	26.1
Reclassifications	-	(0.2)	-	-	-	-	-	-	(0.2)
Translation adjustments	-	-	-	-	(0.1)	-	-	-	(0.1)
At December 31, 2013	(825.5)	(296.4)	(24.4)	-	(5.4)	(128.1)	-	(2.5)	(1,282.3)

Intangible, net
At December 31, 2012	211.7	610.4	0.7	-	12.3	62.3	39.4	22.0	958.8
At December 31, 2013	218.3	731.5	(0.1)	11.8	9.6	78.1	38.3	21.6	1,109.1

During the three-month period ended March 31, 2014, the Company capitalized interest of US$ 1.9 in intangible assets.

11. Loans and Financing

		Contractual	Effective
	Currency	interest ra te - %	intere st rate - %	Maturity	03.31.2014	12.31.2013
Other currencies:					(Unaudited)

	US$	5.05% to 6.38%	5.05% to 7.42%	2023	1,389.4	1,390.4
Working capital		Libor 6M + 1.35%	Libor 6M + 1.35%	2018	6.0	-
	Euro	2.00% to 3.37%	2.00% to 3.37%	2020	86.0	76.4

Project development	US$	6.08%	6.08%	2015	0.4	0.5

		1.13%	2.13%	2030
Property, plant and equipment	US$				66.0	66.4
		Libor 1M + 2.44%	Libor 1M + 2.44%	2035

	Euro	Euribor 1M + 1.625%	Euribor 1M + 1.625%	2014	-	0.1
Finance leasing
	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.2	0.2
					1,548.0	1,534.0
In local currency:
Export Financing	R$	5.50%	5.50%	2016	89.2	86.1

Project development	R$	3,5% to 5.50%	3,5% to 5.50%	2023	231.0	236.3
		TJLP +1.92% to 5.00%	TJLP +1.92% to 5.00%	2018

Credit Note for Exportation	R$	5.50%	5.50%	2016	349.3	337.5

Finance leasing	R$	CDI +1.20%	CDI +1.20%	2015	0.3	0.4
					669.8	660.3
Total					2,217.8	2,194.3

Current portion					79.3	79.3
Non-current					2,138.5	2,115.0

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Because Overseas Limited is a wholly owned subsidiary of Embraer S.A., and exists to conduct financial operations, funding operations contracted by Embraer Overseas Limited are presented in the statement of financial position of the Company.

Between the months of August and September 2013 Embraer S.A., through its subsidiary Embraer Overseas Limited, made the exchange offer for existing bonds maturing in 2017 and 2020 for "New Notes" maturing in 2023. For 2017 Notes, the Exchange Offer resulted in US$ 146.4 aggregate principal amount of existing notes and US$ 337.2 aggregate principal amount of 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the "Exchange Offer" which considering the effects of the exchange price negotiations total issuance of New Notes closed on approximately US$ 540.5 in principal at a rate of 5.696% and maturing on September 16, 2023.

42

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The separate financial statements of Embraer Oversas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan.

On March 8, 2012, Embraer S.A. signed a contract for a R$ 1 billion non-reimbursable revolving credit line with four prime Brazilian financial institutions, equivalent to US$ 441.9, maturing on March 8, 2015. Each institution provided R$ 250.0 million under identical conditions, allowing the Company to disburse the full amount or smaller amounts, between March 9, 2012 and February 7, 2015. The annual cost of the credit line, when realized, will be the CDI + 1.30% a year. The maintenance costs will be included in the Company’s financial results under financial expense.

The Company has the following unused amounts in these credit lines:

	03.31.2014	12.31.2013
Floating	(Unaudited)
- Maturing within one year	441.9	-
- Maturing in more than one year	-	426.9
	441.9	426.9

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500.0 at a rate of 5.15% a year.

On February 2013, Embraer S.A. signed loans in the form of Export Credit Notes for the purpose of applying in export activities and the production of goods for export in the accumulated amount of R$ 712.0 million equivalent to US$ 303.6 at a fixed rate of 5.50% p.a.

On March and April, 2013, Embraer S.A. contracted the funding line Programa BNDES de Sustentação do Investimento – BNDES PSI – Subprograma Exportação de Pré-embarque in order to implement the activities of production for export in the total amount of R$ 200.0 million equivalent to US$ 88.4 at a fixed rate of 5.50% p.a.

In August 2013, Embraer S.A. contracted financing line from the Financier of Studies and Projects - FINEP for the purpose of use in research and new product development program totaling approximately R$ 303.9 million equivalent to US$ 134.3 at a rate fixed 3.50% per annum.

In December 2013, Embraer S.A. signed a contract with BNDES for use in developments projects in the amount of approximately R$ 1.4 billion equivalent to US$ 619.0. On March 31, 2014 there was no amount disbursed related to this line.

On March 31, 2014, the long-term financing agreements will mature as follows:

Consolidated
2015	47.5
2016	525.1
2017	306.0
2018	44.2
After 2018	1,215.7
2,138.5

43

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.1      Currency analysis

Total debt is denominated in the following currencies:

	03.31.2014	12.31.2013
Loans and financing	(Unaudited)
US dollar	1,462.0	1,457.5
Brazilian Real	669.7	660.3
Euro	86.1	76.5
	2,217.8	2,194.3

11.2      Interest and guarantees

On March 31, 2014, the loans denominated in Real (30% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at March 31, 2014 was 6.39% p.a. (6.17% p.a. at December 31, 2013).

On March 31, 2014 the loans denominated in US dollar (66% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.80% p.a. (5.81% p.a. at December 31, 2013). In addition, as at March 31, 2014, the Company had loans denominated in Euro (4% of the total) that are subject to annual weighted interest rates of 2.86% p.a. (2.82% p.a. at December 31, 2013).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 4.00% p.a. as at March 31, 2014 (LIBOR + 3.81% p.a. at December 31, 2013).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 384.8 as at March 31, 2014 were provided as collateral for loans.

11.3      Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness to EBITDA (defined as Earnings Before Interest, Taxes, Depreciation and Amortization), as well as limits for debt service cover based on the ratio of EBITDA to net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As at March 31, 2014, the Company was in compliance with all the restrictive clauses.

12.          Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities  are denominated in Real and the accounting basis are measured in US dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforward.

Credits relating to temporary differences on non-deductible provisions, comprising labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

44

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.1      Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	03.31.2014	12.31.2013
	(Unaudited)
Temporarily non-deductible provisions	(129.3)	(117.9)
Tax loss carryforwards	22.4	22.3
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(71.0)	(123.7)
Finance guarantee provision gain not realized and Health Insurance Provision	91.0	90.7
Effect of differences by fixed asset	(30.3)	(29.7)
Other accounting differences	(35.8)	(42.4)
Deferred tax assets (liabilities), net	(153.0)	(200.7)

Total deferred tax asset	8.1	8.5
Total deferred tax liability	(161.1)	(209.2)

The change of deferred income tax that affected profit and loss was as follows:

	From the statement of income	Other comprehensive income	Total

At December 31, 2012	(22.3)	8.7	(13.6)
Temporarily non-deductible provisions	(77.0)	-	(77.0)
Tax loss carryforwards	(4.7)	-	(4.7)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(91.1)	-	(91.1)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	36.0	4.4	40.4
Effect of differences by fixed asset	(7.2)	-	(7.2)
Other accounting differences	(48.6)	1.1	(47.5)
At December 31, 2013	(214.9)	14.2	(200.7)
Temporarily non-deductible provisions	(7.3)	-	(7.3)
Tax loss carryforwards	(0.7)	-	(0.7)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	52.7	-	52.7
Finance guarantee provision gain not realized and Health Insurance Provision	(2.9)	-	(2.9)
Effect of differences by fixed asset	0.4	-	0.4
Other accounting differences	5.5	-	5.5
At March 31, 2014 (Unaudited)	(167.2)	14.2	(153.0)

12.2     Reconciliation of income tax expense

	03.31.2014	03.31.2013
	(Unaudited)	(Unaudited)
Profit before taxation	94.6	32.7
Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	(32.2)	(11.1)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	52.7	14.6
Research and development tax incentives	13.8	32.9
Interest on own capital	5.4	5.9
Fiscal credits (recognized and non recognized) and tax rate	5.9	(34.5)
Other difference between IFRS and fiscal basis	(26.9)	(8.7)
Other	(1.0)	(1.4)

Income tax and social contribution income (expense) benefit as reported	17.7	(2.3)

Income tax and social contribution current (expense) benefit as reported	(30.0)	1.9
Income tax and social contribution income (expense) benefit as reported	47.7	(4.2)

The effective tax rate for the three-month period ended March 31, 2014 was negative 18.7% as compared to a positive 7.0% in the three-month period ended March 31, 2013. This variation was mainly due to the effect of foreign exchange variation during the period, which time the real appreciated 3.4% and generated a deferred income tax credit on non-monetary assets.

45

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.3     Transitional tax regime (Regime Tributário de Transição – “RTT”) – Provisional Measure nº 627 – Law 12.973/2014

In line with the Transitional Tax Regime (RTT) from 2009, since the application of international accounting standards on its 2008 financial statements, the Company has been calculating its income tax and social contribution on net income based on the accounting practices effective until December 31, 2007.

On November 11, 2013, the Brazilian Internal Revenue, issued the Provisional Measure nº 627, by changing federal tax laws relating to Corporate Income Tax, Social Contribution on Net Income, the Contribution to PIS/PASEP, Contribution to Social Security Financing – COFINS and revoked the Transitional Tax Regime – RTT, introduced by Law 1941 of May 27, 2009. This Provisional Measure converted into Law 12.973/2014) provides for the taxation of legal entities located in Brazil and among others, recognizes the effects of the application of international standards giving the respective treatment in the calculation of Income Tax and Social Contribution on Net Income.

Valid from January 2015, the Provisional Measure permits early adoption as of January 2014. Management is assessing early adoption of Provisional Measure and does not expect that it will have significant effects on its financial statements.

13. Financial Guarantees and Residual Value Guarantees

	03.31.2014	12.31.2013
	(Unaudited)
Accounts payable (i)	136.8	138.2
Financial guarantee of residual value	75.2	81.6
Financial guarantee	70.7	73.7
	282.7	293.5

Current portion	89.9	90.0
Non - current portion	192.8	203.5

Below is the activity of the financial guarantees and residual guarantees:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2012	54.5	59.5	258.5	211.9	584.4
Additions	30.6	0.8	3.8	6.7	41.9
Disposals	-	-	(121.4)	(66.4)	(187.8)
Reversals	-	-	(2.7)	(170.5)	(173.2)
Market value	-	21.3	-	18.3	39.6
Guarantee recognition	(11.4)	-	-	-	(11.4)
At December 31, 2013	73.7	81.6	138.2	-	293.5
Disposals	-	-	(1.4)	-	(1.4)
Market value	-	(6.4)	-	-	(6.4)
Guarantee recognition	(3.0)	-	-	-	(3.0)
At March 31, 2014 (Unaudited)	70.7	75.2	136.8	-	282.7

(i) Accounts payable and additional provision:

•         American Airlines - Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines in 2012. In March 31, 2014 the obligation assumed in accounts payable was US$ 82.5 (December 31, 2013 – US$ 82.5)

•         Chautauqua – Refers to the negotiation realized in 2012 with Chautauqua Airlines Inc., a subsidiary of Republic Airways Holdings Inc., for restructuring of its financial operations. On March 31, 2014 the obligation assumed was US$ 54.3 (December 31, 2013 – US$ 55.7).

46

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

14.          Provisions and contingent liabilities

14.1      Provisions

	03.31.2014	12.31.2013
	(Unaudited)
Product warranties (i)	101.4	103.9
Provisions for labor, taxes and civil (ii)	71.5	68.9
Post retirement benefits	77.1	71.0
Environmental provision (iii)	4.7	5.3
Taxes payable	13.7	7.4
Other (iv)	6.4	7.7
	274.8	264.2

Current portion	103.8	98.5
Non-current portion	171.0	165.7

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircrafts delivered in order to meet performance targets.

(ii)	Provisions for labor, tax or civil contingencies, as follows in the chart below Note 14.1.1.

(iii)	The Company maintains allowances for spending on research of soil and potential environmental recovery services.

(iv)

Refers mainly to a contingent liability of US$ 11.4 recognized in other provisions in 2011 when the Company, through its subsidiary, Embraer Defesa & Segurança Participações, acquired the jointly controlled entity Atech and the subsidiary Bradar. This contingent liability at the time of the acquisition represented a present obligation and whose fair value was reliably measurable. At March 31, 2014, the remaining balance for the contingent liability was US$ 4.7.

14.1.1  Provision labor, tax and civil

	03.31.2014	12.31.2013
	(Unaudited)
Tax related
PIS and COFINS (i)	13.8	14.0
Social security contributions (ii)	11.3	10.8
Third party contributions (iii)	9.1	8.7
FUNDAF (iv)	5.3	5.1
ICMS (v)	5.0	4.8
Import taxes (vi)	2.5	2.4
CIDE (vii)	1.7	1.7
Others	0.8	0.6
	49.5	48.1
Labor related
Plurimas 461/1379 (viii)	10.4	9.7
Reintegration (ix)	2.4	2.3
Indemnity (x)	1.5	1.6
Third parties	0.3	0.2
Others	5.0	4.8
	19.6	18.6
Civil related
Indemnity (xi)	2.4	2.2
	2.4	2.2
	71.5	68.9
Current portion	28.0	27.2
Non-current portion	43.5	41.7

47

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	The Company calculated credits on the corresponding contributions in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.

(ii)

The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also ordered to pay additional allowances for work environment risks. This lawsuit is at the 1st court level.

(iii)

The Company is challenging the Social Security and Assistance Fund (Fundo da Previdência e Assistência Social– FPAS) classification, amended by a regulatory ruling, which resulted in an increase in taxes on payroll.

(iv)

In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária(FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.

(v)

The Company has presented an appeal at administrative stage against an Infraction and Imposition of Penalty (Auto de Infração e Imposição de Multa - AIIM) issued by the State Revenue of São Paulo. The Company does not agree with the fact that the Administrative Tax Authorities are charging ICMS (Imposto sobre Circulação de Mercadorias e Serviços) - tax on the distribution of goods, transportation, and communication - a sort of Valued Added Tax - on services that, according to the Company, are not subject to that sort of taxation. The tax authorities have not yet decided on the appeal until this moment.

(vi)

It is two Notices of Violation and Imposition of Penalty issued against the Company involving the drawback regime. The first was issued due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences regarding the tax classification of certain products. Both discussions run the judiciary and is, respectively, in the analysis phase of the Special Appeal STJ awaiting trial on the merits in court 1st instance.

(vii)

Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without adjusting the calculation base. After a first examination of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Office ordered the Company to pay the difference on the adjusted calculation base charged during the above period. On July 17, 2012, the Company was informed of a partially favorable decision by the lower level administrative court, recognizing the statute of limitations for the CIDE-Royalties tax debts for the period from January 1, 2002 to February 28, 2002, and reversed part of the amount provisioned. A voluntary appeal was filed in the administrative suit with regard to the part judged to be groundless, and is under consideration by the Administrative Tax Appeals Council – CARF.

(viii)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.

(ix)	Suits brought by former employees claiming reinstatement with the Company for various reasons.

(x)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.

(xi)	Other indemnity claims brought by parties that had any kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.30 of the December 31, 2013 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The "Others" line in each of the categories is generally comprised of individual lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

48

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Environmental provision	Taxes payable	Other	Total
At December 31, 2012	110.6	61.4	62.8	-	4.2	14.6	253.6
Additions	98.0	15.0	21.0	5.8	4.5	10.4	154.7
Interest	-	4.7	4.1	-	-	-	8.8
Used/payments	(68.5)	(3.1)	(2.0)	-	-	-	(73.6)
Reversals	(35.1)	-	(9.6)	-	(1.3)	(15.9)	(61.9)
Translation adjustments	(1.1)	(7.0)	(7.4)	(0.5)	-	(1.4)	(17.4)
At December 31, 2013	103.9	71.0	68.9	5.3	7.4	7.7	264.2
Additions	18.1	0.6	1.4	-	6.3	0.2	26.6
Interest	-	2.0	1.3	-	-	-	3.3
Used/payments	(16.2)	-	(0.4)	(0.8)	-	(0.9)	(18.3)
Reversals	(4.4)	-	(2.4)	-	-	-	(6.8
Translation adjustments	-	3.5	2.7	0.2	-	(0.6)	5.8
At March 31, 2014 (Unaudited)	101.4	77.1	71.5	4.7	13.7	6.4	274.8

14.2      Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When a contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. Below is the description of all of the Company´s contingent liabilities:

•

In response to tax assessment notices filed by the Brazilian Federal Revenue Authorities in December 2010 and September 2011, the Company is contesting the calculation base and the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution.

With the reopening of encouraged installments, debts were included in the Company challenged the tax base and tax rate levied on certain remittances abroad.

The total value of the tax assessment included in December 2013 was US$ 103.3, paid in 30 months, the final amount after discount, the value subsisting US$ 65.1, related to the consolidation in December 2013, plus Selic period. The total amount at March 31, 2014 was US$ 57.9, plus Selic period.

•

The administrative discussion regarding the tax assessment which addresses the accounting and recognition of compensation in the Administrative Appeals Council goes on. The total amount as of March 31, 2014 is R$ 42.5.

•

The Company received a subpoena from the SEC in September 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice, which are the responsible authorities. The investigation remains ongoing and we will continue to respond to any additional information, as circumstances warrant. We, through our outside counsel, continue to cooperate fully with the SEC and the DOJ. The Company, with the support of our outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or the government's review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the opinion of our outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency at this time.

49

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•       The Company has contingent liabilities amounting to US$ 16.4 related to labor suits.

15.  Financial Instruments

15.1      Financial instruments by category

	03.31.2014 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	-	1,259.5	-	-	-	1,259.5
Financial investments	4	-	983.6	28.2	44.6	-	1,056.4
Collateralized accounts receivable		426.3	-	-	-	-	426.3
Trade accounts receivable, net		706.0	-	-	-	-	706.0
Customer and commercial financing		79.2	-	-	-	-	79.2
Derivative financial instruments	5	-	27.3	-	-	-	27.3
		1,211.5	2,270.4	28.2	44.6	-	3,554.7
Liabilities
Loans and financing	11	-	-	-	-	2,217.3	2,217.3
Trade accounts payable and others liabilities		-	-	-	-	1,803.4	1,803.4
Financial guarantee and of residual value	13	-	75.2	-	-	207.5	282.7
Capital Lease	11	-	-	-	-	0.5	0.5
Derivative financial instruments	5	-	14.1	-	-	-	14.1
		-	89.3	-	-	4,228.7	4,318.0

	12.31.2013
	Note	Loans and receivables	Measured at fair value through or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	-	1,683.7	-	-	-	1,683.7
Financial investments	4	-	912.6	27.7	45.0	-	985.3
Collateralized accounts receivable		425.9	-	-	-	-	425.9
Trade accounts receivable, net		578.7	-	-	-	-	578.7
Customer and commercial financing		73.7	-	-	-	-	73.7
Derivative financial instruments	5	-	30.4	-	-	-	30.4
		1,078.3	2,626.7	27.7	45.0	-	3,777.7
Liabilities
Loans and financing	11	-	-	-	-	2,193.6	2,193.6
Trade accounts payable and others liabilities		-	-	-	-	1,806.9	1,806.9
Financial guarantee and of residual value	13	-	81.6	-	-	211.9	293.5
Capital Lease	11	-	-	-	-	0.7	0.7
Derivative financial instruments	5	-	13.7	-	-	-	13.7
		-	95.3	-	-	4,213.1	4,308.4

15.2      Fair value of financial instruments

The fair value of the Company's financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to generate estimates of fair values. As a consequence, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers "fair value" to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

50

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

  Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

  Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

  Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

		03.31.2014 (Unaudited)
		Fair value of financial instruments measured at fair			Total	Fair value of the other financial instruments	Fair value	Book value
		value through profit or loss
	Note	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	260.2	999.3	-	1,259.5	-	1,259.5	1,259.5
Financial investments	4	105.9	877.7	-	983.6	72.8	1,056.4	1,056.4
Collateralized accounts receivable		-	-	-	-	426.3	426.3	426.3
Trade accounts receivable, net		-	-	-	-	706.0	706.0	706.0
Customer and commercial financing		-	-	-	-	79.2	79.2	79.2
Derivative financial instruments	5	-	27.3	-	27.3	-	27.3	27.3
		366.1	1,904.3	-	2,270.4	1,284.3	3,554.7	3,554.7
Liabilities
Loans and financing	11	-	-	-	-	2,217.3	2,363.1	2,217.3
Trade accounts payable and others liabilities		-	-	-	-	1,803.4	1,803.4	1,803.4
Financial guarantee and of residual value	13	-	-	75.2	75.2	207.5	282.7	282.7
Capital Lease	11	-	-	-	-	0.5	0.5	0.5
Derivative financial instruments	5	-	14.1	-	14.1	-	14.1	14.1
		-	14.1	75.2	89.3	4,228.7	4,463.8	4,318.0

51

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

		12.31.2013
		Fair value of financial instruments measured at fair			Total	Fair value of the other financial instruments	Fair value	Book value
		value through profit or loss
		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	261.6	1,422.1	-	1,683.7	-	1,683.7	1,683.7
Financial investments	4	140.7	771.9	-	912.6	72.7	985.3	985.3
Collateralized accounts receivable		-	-	-	-	425.9	425.9	425.9
Trade accounts receivable, net		-	-	-	-	578.7	578.7	578.7
Customer and commercial financing		-	-	-	-	73.7	73.7	73.7
Derivative financial instruments	5	-	30.4	-	30.4	-	30.4	30.4
		402.3	2,224.4	-	2,626.7	1,151.0	3,777.7	3,777.7
Liabilities
Loans and financing	11	-	-	-	-	2,193.6	2,299.3	2,193.6
Trade accounts payable and others liabilities		-	-	-	-	1,806.9	1,806.9	1,806.9
Financial guarantee and of residual value	13	-	-	81.6	81.6	211.9	293.5	293.5
Capital Lease	11	-	-	-	-	0.7	0.7	0.7
Derivative financial instruments	5	-	13.7	-	13.7	-	13.7	13.7
		-	13.7	81.6	95.3	4,213.1	4,414.1	4,308.4

Fair value of liabilities
measurement using
significant
unobservable inputs
(level 3)
At December 31,2012	99.7
Profits(losses) unrealized	1.2
Market value	39.3
Reversal	(58.6)
At December 31,2013	81.6
Market value	(6.4)
At March 31,2014 (Unaudited)	75.2

15.3      Financial risk management policy

The Company has and follows a risk management policy to direct transactions, which involves the diversification of transactions and counterparties. This policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company's risk management policy was established by the Executive Directors and submitted by to the Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company's operations and when it is considered necessary to support the corporate strategy. The Company's internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company's operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

15.3.1  Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce the financial indebtedness, for instance).

52

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Liquidity and the leverage level are continually monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of Management.

Accordingly, the Company has been able to maintain cash surpluses over the balance of financial indebtedness and to assure liquidity by establishing and maintaining a standby credit line (see Note 11).

The capital management may be changed due to change in the overall economic environment or due to strategic repositioning of the Company.

On March 31, 2014, cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 52.7 (December 31, 2013 - US$ 429.3) resulting, on a net basis, in a leverage-free capital structure.

Of the total financial indebtedness as at March 31, 2014, 3.6% was short-term (3.6% at December 31, 2013) and the average weighted term was equivalent to 5.9 years (6.3 years at December 31, 2013). The Company's own capital accounted for 36.4% as at March 31, 2014 and 35.8% of the total liabilities as at December 31, 2012.

15.3.2  Credit risk

Credit risk is the risk of unfulfillment, by the counterparty, of an obligation due to the Company represented in financial instruments, or receivables due from sales to customers, which leads to a financial loss. The Company is exposed to credit risk with respect to its operational activities, cash held in banks and financial investments held in other institutions.

  Financial investment

The credit risk of cash and financial investment, which is managed by the Financial Department, is managed according to the defined policy. The credit limit of the counterparties is reviewed on a daily basis in order to minimize the concentration risk and mitigate financial losses due to bankruptcy of the counterparties. The Financial Management Committee assists the Financial Department in examining and reviewing operations done with counterparties.

  Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services. To reduce this risk, customer credit analyses are re-evaluated on a continual basis. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover risk of loss from doubtful accounts, the Company has recorded an allowance in an amount considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

53

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)     Credit risk for counterparty with external assessment

	Note	03.31.2014	12.31.2013
		(Unaudited)
Cash and cash equivalents	3	1,259.5	1,683.7
Financial investments	4	1,056.4	985.3
Derivative financial instruments	5	27.3	30.4
Total		2,343.2	2,699.4

Based on external appraisal:
AAA		1,401.0	1,344.6
AA		123.6	123.4
A		47.8	115.2
BBB		739.1	1,082.4
N/A		31.7	33.8
Total		2,343.2	2,699.4

N/A – Not available: no observable input to credit assessment

b)        Credit risk for counterparties without external evaluation

	03.31.2014	12.31.2013
	(Unaudited)
Collateralized accounts receivable	426.3	425.9
Trade accounts receivable, net	706.0	578.7
Customer and commercial financing	79.2	73.7
Total	1,211.5	1,078.3

Based on internal appraisal:
Group 1	1.8	9.8
Group 2	84.8	79.5
Group 3	1,124.9	989.0
Total	1,211.5	1,078.3

Group 1 : New customers (less than one year)
Group 2 : Customers (more than one year) impaired
Group 3 : Customers (more than one year) not impaired

15.3.3  Liquidity risk

This is the risk of the Company not having sufficient funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

To manage the liquidity of cash in dollars and reais, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored by the Company on a daily basis. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures in advance, reducing the risk and financial cost.

54

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Total	Less than one year	One to three years	Three to five years	More than five years
At March 31, 2014 (Unaudited)
Loans and financing	2,998.6	265.8	1,058.8	431.3	1,242.7
Trade accounts payable	951.9	951.9	-	-	-
Recourse and Non Recourse Debt	400.5	15.2	325.0	32.9	27.4
Financial Guarantees	282.7	89.9	31.4	29.3	132.1
Other Liabilities	451.0	353.5	32.9	0.5	64.1
Capital Lease	0.5	0.3	0.2	-	-
Total	5,085.2	1,676.6	1,448.3	494.0	1,466.3

At December 31 ,2013
Loans and financing	3,003.8	176.6	1,167.4	182.9	1,476.9
Trade accounts payable	1,013.6	1,013.6	-	-	-
Recourse and Non Recourse Debt	400.2	12.1	317.3	27.5	43.3
Financial Guarantees	293.5	35.1	26.2	23.2	209.0
Other Liabilities	393.1	304.8	24.3	0.8	63.2
Capital Lease	0.8	0.5	0.3	-	-
Total	5,105.0	1,542.7	1,535.5	234.4	1,792.4

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

15.3.4  Market risk

a)         Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the income from assets subject to floating interest rates and/or as a result of the fluctuation in the amount of  assets or liabilities measured at fair value, that were contracted at fixed rates.

•         Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•         Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

55

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At March 31, 2014, the Company's cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial
investments	825.0	35.62%	1,490.9	64.38%	2,315.9	100.00%
Loans and financing	2,086.8	94.09%	131.0	5.91%	2,217.8	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial
investments	825.0	35.62%	1,490.9	64.38%	2,315.9	100.00%
Loans and financing	1,625.0	73.27%	592.7	26.73%	2,217.8	100.00%

At March 31, 2014, the Company's cash, cash equivalents, financial investments and loans and financing post -fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,490.9	100.00%	1,490.9	100.00%
CDI	1,267.6	85.02%	1,267.6	85.02%
Libor	223.3	14.98%	223.3	14.98%

Loans and financing	131.0	100.00%	592.7	100.00%
TJLP	66.2	50.53%	66.2	11.16%
Libor	64.5	49.24%	60.1	10.15%
CDI	0.3	0.23%	466.4	78.69%

b)        Foreign exchange rate risk

The Company's functional currency is the US dollar.

Consequently, the Company's operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs when Real denominated.

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, to minimize future mismatches which lead to foreign currency gains/losses in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

56

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Without the effect of		With the effect of
	derivative transactions		derivative transactions
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
	(Unaudited)		(Unaudited)
Loans and financing
Brazilian reais	669.8	660.3	669.8	660.3
U.S. dollars	1,462.0	1,457.5	1,462.0	1,457.5
Euro	86.0	76.5	86.0	76.5
	2,217.8	2,194.3	2,217.8	2,194.3
Trade accounts payable
Brazilian reais	70.5	84.2	70.5	84.2
U.S. dollars	753.9	815.5	753.9	815.5
Euro	126.8	110.6	126.8	110.6
Other currencies	0.7	3.3	0.7	3.3
	951.9	1,013.6	951.9	1,013.6
Total (1)	3,169.7	3,207.9	3,169.7	3,207.9

Cash and cash equivalents and
financial investments
Brazilian reais	1,279.1	1,269.7	1,279.1	1,269.7
U.S. dollars	960.5	1,339.3	960.5	1,339.3
Euro	33.9	21.4	33.9	21.4
Other currencies	42.4	38.6	42.4	38.6
	2,315.9	2,669.0	2,315.9	2,669.0

Trade accounts receivable:
Brazilian reais	106.5	43.1	106.5	43.1
U.S. dollars	473.6	390.3	473.6	390.3
Euro	124.0	144.3	124.0	144.3
Other currencies	1.9	1.0	1.9	1.0
	706.0	578.7	706.0	578.7

Total (2)	3,021.9	3,247.7	3,021.9	3,247.7

Net exposure (1 - 2):
Brazilian reais	(645.3)	(568.3)	(645.3)	(568.3)
U.S. dollars	781.8	543.4	781.8	543.4
Euro	55.0	21.4	55.0	21.4
Other currencies	(43.6)	(36.3)	(43.6)	(36.3)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

15.4                Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at March 31, 2014, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

57

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.1    Methodology

Assuming that the balances remain constant, the Company calculated the interest and exchange variation differential for each of the projected scenarios.

In the evaluation of the amounts exposed to interest rate risk, only the financial statement risks were considered. The operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company's estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of statement of financial position date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the statement of financial position date.

15.4.2    Interest risk factor

				Additional variations in book balances (*)
	Risk factor	Amounts exposed at 03.31.2014	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Cash equivalents and financial investments	CDI	1,267.6	(66.9)	(33.4)	5.7	33.4	66.9
Loans and financing	CDI	0.3	-	-	-	-	-
Net impact	CDI	1,267.3	(66.9)	(33.4)	5.7	33.4	66.9

Cash equivalents and financial investments	Libor	223.3	(0.3)	(0.2)	-	0.2	0.3
Loans and financing	Libor	64.5	0.1	-	-	-	(0.1)
Net impact	Libor	158.8	(0.4)	(0.2)	-	0.2	0.4

Loans and financing	TJLP	66.2	1.7	0.8	-	(0.8)	(1.7)
Net impact	TJLP	(66.2)	(1.7)	(0.8)	-	0.8	1.7

Rates considered	CDI	10.55%	5.28%	7.91%	11.00%	13.19%	15.83%
Rates considered	Libor	0.28%	0.14%	0.21%	0.29%	0.35%	0.42%
Rates considered	TJLP	5.00%	2.50%	3.75%	5.00%	6.25%	7.50%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 03.31.2014

15.4.3    Foreign exchange risk factor

				Additional variations in book balances (*)
	Risk factor	Amounts exposed at 03.31.2014	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Assets		1,828.5	914.2	457.2	(110.7)	(457.2)	(914.2)
Cash, cash equivalents and financial investments	BRL	1,279.1	639.5	319.8	(77.4)	(319.8)	(639.5)
Other assets	BRL	549.4	274.7	137.4	(33.3)	(137.4)	(274.7)

Liabilities		1,858.0	(929.0)	(464.4)	112.4	464.4	929.0
Loans and financing	BRL	669.8	(334.9)	(167.4)	40.5	167.4	334.9
Other liabilities	BRL	1,188.2	(594.1)	(297.0)	71.9	297.0	594.1
Net impact		(29.5)	1,843.2	921.6	(223.1)	(921.6)	(1,843.2)

Exchange rate considered		2.2630	1.1315	1.6973	2.4000	2.8288	3.3945
(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 03.31.2014

58

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.4    Derivative contracts

				Additional variations in book balances (*)
	Risk factor	Amounts exposed at 03.31.2014	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Interest swap	LIBOR	20.9	4.3	2.1	(0.3)	(2.1)	(4.0)
Interest swap - fair value hedge	CDI	(0.1)	5.3	2.5	(0.4)	(2.1)	(4.0)
Interest swap	CDI	(13.5)	24.9	11.9	(1.9)	(11.0)	(21.2)
Hedge desifnated as cash flow	US$/R$	0.0	166.0	49.1	(0.3)	(3.9)	(33.0)
Foreign Exchange option	Preço-objeto	5.9	(5.0)	(3.0)	0.0	3.8	8.1
Total		13.2	195.5	62.6	(2.9)	(15.3)	(54.1)

Rate considered	LIBOR	0.28%	0.14%	0.21%	0.29%	0.35%	0.42%
Rate considered	CDI	10.55%	5.28%	7.91%	11.00%	13.19%	15.83%
Rate considered	US$/R$	2.2630	1.1315	1.6973	2.4000	2.8288	3.3945
Object -price considered	Preço-objeto	9.15	4.57	6.86	9.15	11.43	13.72

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 03.31.2014

15.4.5    Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company's expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

		Additional variations in book balances
	Amounts exposed at 03.31.2014	-50%	-25%	Probable scenario	+25%	+50%
	(Unaudited)
Financial guarantee of residual value	75.2	(201.6)	(110.1)	(0.7)	61.2	68.9
Total	75.2	(201.6)	(110.1)	(0.7)	61.2	68.9

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

15.4.6    Derivative contracts that comprise exclusive Investment Funds

The Company maintains a structure of exclusive funds, which it controls and which are consolidated in the financial statements.

These funds were set up with the objective of outsourcing management of the Company's short-term financial investments. The managers contracted have discretion, within the restrictions established in the investment policy, to select the assets that will comprise the investment portfolio.

All the funds are classified as multimarket and they may hold derivatives in their portfolio as a means of attaining the proposed profitability objective. These derivatives relate exclusively to the positions taken by the funds themselves and are in no way connected with the Company’s own derivatives used as a hedge to mitigate its risks exposures.

The following tables show the derivatives held by the funds at March 31, 2014, and the sensitivity analysis of the main risk factors to which the instruments are exposed.

Certain statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the actual results may differ from these estimates. The following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

59

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)           Description of derivative instruments held by the exclusive investment funds

Type	Nº of contracts	Due date	Unit market price	Reference value at 03.31.2014
				(Unaudited)
Purchase - Forward DI	50	January-15	40.8	(2.0)
Purchase - Forward DI	90	January-16	36.2	(3.3)
Purchase - Forward DI	4	January-21	19.6	(0.1)
Total				(5.4)

b)          Sensitivity analysis

	Additional variations in the return of the fund
Risk factor	Reference value 03.31.2014	-50%	-25%	Probable Scenario	25%	50%
	(Unaudited)
CDI	(5.4)	(0.3)	(0.1)	0.1	0.3	0.4
Total	(5.4)	(0.3)	(0.1)	0.1	0.3	0.4
Rates used
CDI	10.55%	5.28%	7.91%	11.00%	13.19%	15.83%

16.          Shareholders' equity

16.1        Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company's subscribed and paid up capital at March 31, 2014 was US$1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 7,202,400 shares were held in Treasury.

16.2        Brazilian Government Golden Share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company's name or its corporate objective;

II - Alteration and/or application of the Company's logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of control of the Company's stock control; and

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

60

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.3        Treasury Shares

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director's in a meeting held on December 7, 2007 and corresponds to 7,202,400 common shares and US$ 78.7 as of March 31, 2014. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value (USD)
In the beggining of the year	103.8	9,496,000	10.93
Used for share based compensation (i)	(25.1)	(2,293,600)	10.93
At March 31, 2014 (Unaudited)	78.7	7,202,400	10.93

(i)     The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

 At March 31, 2014, the market value of the shares held in Treasury was US$ 63.9 (December 31, 2013 - US$ 76.4).

16.4        Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of part of the retained earnings derived from government subsidies received by the Company and is recognized in the statements of income in the same line item of the realized investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

16.5        Interest on own capital

Interest on capital is allocated to dividends and are approved by the Statutory Board of Directors as follows.

•       In meetings held on March 13, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2014 in the amount of US$ 16.2, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax.  The payment was made on April 09, 2014.

Interest on capital approved or paid during the quarterly periods are treated as an anticipation of the mandatory dividends, adjusted in the last quarter of the year to total a distribution of 25% of annual income as provided in its statutes.

16.6        Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; and (ii) the Company's working capital. The reserve may also be used to (i) redeem, reimburse or purchase shares of the Company and (ii) be distributed to the shareholders.

16.7        Other Comprehensive Income

            Consists of the following adjustments:

•               Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

61

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•               Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available-for-sale.

17. Share-based compensation

In connection with the Note 30 - "Stock-based Compensation" of the consolidated financial statements of Embraer S.A. of December 31, 2013, the Company has the “Stock option grant program offered to directors and employees" of the Company or its subsidiaries and the “Program for the granting of stock options to members of the Statutory Board of Directors”

	in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on April 30, 2010	6,510,000	(5,582,400)	(528,000)	399,600	399,600	10.19	5.89
Grants on January 18, 2011	6,345,000	(3,885,200)	(796,000)	1,663,800	1,663,800	12.05	7.20
Grants on March 16, 2011	150,000	-	-	150,000	150,000	12.89	7.73
Grants on January 23, 2012	4,860,000	(130,000)	(215,000)	4,515,000	-	11.50	6.56
Grants on March 20, 2013	4,494,000	-	-	4,494,000	-	15.71	7.91
Grants on April 25, 2013	584,400	-	-	584,400	-	16.81	7.93
As of March 31, 2014 (Unaudited)	22,943,400	(9,597,600)	(1,539,000)	11,806,800	2,213,400

(i) The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company.

On April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to be made to plan participants, whose possible effects are not relevant and will be recognized in the quarterly information for the period ending June 30, 2014.

In addition to the programs on February 25, 2014, the Board of Directors approved a new model of long-term incentive (LTI) aligned with the Executive Remuneration Policy of the Company. The new model is based on the granting of virtual actions to directors and managers and has the main objective to attract and keep the Company and its subsidiaries in addition to highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled by the Company's shareholders.

The value of the LTI will be converted at the average price of the Company's shares in the 30 trading days by determining the amount of virtual shares allocated to each participant divided into two classes, with 50% in the form of virtual restricted shares and 50% in the form of virtual actions performance. The Company will pay the amount of LTI converting the virtual into real actions by the average price of the Company shares of the last 10 trading sessions being:

• virtual restricted shares: (i) 33% on the third anniversary of the Date of Grant; (ii) 33% on the fourth anniversary of the Grant Date, and (iii) 34% on the fifth anniversary of the Date of Grant and;

• Virtual AP performance at 100% of its amount on the third anniversary of the Grant Date, provided that the economic value added (Economic Value Added - EVA) accumulated in the three preceding fiscal years is positive.

On February 25, 2014 were granted a value of LTI US$ 13.0, equivalent to 1,570,698 virtual shares.

18. Earnings per Share

18.1      Basic

            Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

62

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	03.31.2014	03.31.2013
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	110.6	30.0

Weighted average number of shares (in thousands)	731,984	726,988

Basic earnings per share - U.S. dollars	0.1511	0.0413

18.2      Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company's share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

	03.31.2014	03.31.2013
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	110.6	30.0
Weighted average number of shares (in thousands) - diluted	731,984	726,988
Dilution for the issuance of stock options (in thousands) (i)	4,254	3,911
Weighted average number of shares (in thousands) - diluted	736,238	730,899
Diluted earnings per share - U.S. dollars	0.1502	0.0410

(i) Refers to the effect of potentially dilutive shares for the March  31, 2014.

At March 31, 2014, there were no anti-dilutive effects.

19. Responsibilities and Commitments

19.1        Trade-ins

The Company has offered six trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

19.2               Leases

In the parent company the operating leases refer to telephone and computer equipment and in the United States subsidiaries include non-cancelable operating leases of land and equipment. On March 31, 2014 the amounts recognized as expenses totaled US$ 3.9 and March 31, 2013 US$ 3.3. These leases expire at various dates through 2038.

63

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At March 31, 2014, the Company has operating leases with payments scheduled as follows:

Year
2014	11.0
2015	12.3
2016	8.2
2017	5.6
After 2017	23.3
Total	60.4

19.3               Financial Guarantees

The table below provides quantitative data on the Company's financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	03.31.2014	12.31.2013
	(Unaudited)
Maximum financial guarantees	499.0	545.5
Maximum residual value guarantees	349.4	359.9
Mutually exclusive exposure (i)	(94.1)	(94.7)
Provisions and liabilities recorded (Note 13)	(145.9)	(155.3)
Off-balance sheet exposure	608.4	655.4
Estimated proceeds from financial guarantees and underlying assets	870.0	907.8

(i)  When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

20  Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2013.

•    Statement of income data by operating segment for three month period ended March 31, 2014 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	555.3	394.3	267.4	25.3	-	1,242.3
Cost of sales and services	(431.9)	(282.2)	(249.1)	(10.2)	-	(973.4)
Gross profit	123.4	112.1	18.3	15.1	-	268.9
Gross profit %	22.2%	28.4%	6.8%	59.7%		21.6%

Operating income ( expense )	(89.1)	(38.3)	(46.9)	(2.5)	-	(176.8)
Operating profit before financial income (expense)	34.3	73.8	(28.6)	12.6	-	92.1

Financial income (expense), net					2.9	2.9
Foreign exchange gain (loss), net					(0.4)	(0.4)
Profit before taxes on income						94.6

Income tax expense					17.7	17.7
Net income						112.3

64

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•    Revenue by geographic area for the three month ended March 31,2014 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	287.8	30.9	139.4	19.2	477.3
Europe	127.5	28.7	23.6	1.4	181.2
Asia Pacific	103.1	29.6	72.5	-	205.2
Latin America, except Brazil	12.2	6.1	1.2	-	19.5
Brazil	16.5	293.9	30.2	4.7	345.3
Other	8.2	5.1	0.5	-	13.8
Total	555.3	394.3	267.4	25.3	1,242.3

•    Statement of income data by operating segment for the three-month period ended March 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	639.6	251.7	175.3	19.3	-	1,085.9
Cost of sales and services	(489.2)	(204.9)	(140.2)	(10.7)	-	(845.0)
Gross profit	150.4	46.8	35.1	8.6	-	240.9
Gross profit %	23.5%	18.6%	20.0%	44.6%		22.2%

Operating income ( expense )	(105.8)	(37.2)	(56.3)	(2.0)	-	(201.3)
Operating profit before financial income (expense)	44.6	9.6	(21.2)	6.6	-	39.6

Financial income (expense), net					(7.4)	(7.4)
Foreign exchange gain (loss), net					0.5	0.5
Profit before taxes on income						32.7

Income tax expense					(2.3)	(2.3)
Net income						30.4

•         Revenue by geographic area for the three-month period ended March 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	94.7	2.1	35.3	14.7	146.8
Europe	320.2	41.0	65.8	-	427.0
Asia Pacific	137.5	10.4	28.9	-	176.8
Latin America, except Brazil	5.6	2.6	1.5	-	9.7
Brazil	9.6	163.7	43.2	4.6	221.1
Other	72.0	31.9	0.6	-	104.5
Total	639.6	251.7	175.3	19.3	1,085.9

* * * *

65

Exhibit 4

June 25, 2014

Embraer S.A.

São José dos Campos - Brazil

Re: Registration Statement No. 333-195376

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated June 24, 2014 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores Independentes

São José dos Campos - Brazil

66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER S.A.

Dated: June 25, 2014	By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President Corporate and Chief Financial Officer and Investor Relations Officer